CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
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CHIYODA-KU, TOKYO 100-0013

May 27, 2004

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press releases containing: (i) minutes from a stockholders' meeting dated May 14, 2004 (published on May 17, 2004), and (ii) minutes from a stockholders' meeting dated May 14, 2004 (published on May 17, 2004).

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Justo A. Chamas

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

Asamblea Especial de Accionistas Serie "B".
14 de mayo de 2004, a las 10:00 horas.
Fecha publicación en "Emisnet": 17 de mayo de 2004.

"**PRIMERA.-** Se aprueba solicitar a la Comisión Nacional Bancaria y de Valores la cancelación de la inscripción de las acciones representativas del capital social de Grupo Financiero BBVA Bancomer, S.A. de C.V., en la Sección de Valores y/o Especial del Registro Nacional de Valores."

"**SEGUNDA.-** Se aprueba solicitar a la Bolsa Mexicana de Valores, S.A. de C.V., la cancelación de la inscripción de las acciones emitidas por Grupo Financiero BBVA Bancomer, S.A. de C.V., en el listado de acciones susceptibles de cotizar en dicha Bolsa de Valores; y se aprueba realizar todos aquellos actos necesarios o convenientes ante cualesquier otros mercados, en que se encuentren listadas y/o registradas, en su caso, a efecto de solicitar su cancelación o desliste en dichos mercados."

"**TERCERA.-** Se faculta expresamente a los señores Jaime Guardiola Romojaro, Luis Robles Miaja, José Fernando Pío Díaz Castañares, José Arturo Sedas Valencia, Pablo Enrique Mendoza Martell y Alfredo Aguirre Cárdenas, para que indistintamente cualquiera de ellos, realice todos aquellos trámites que sean necesarios o convenientes a fin de dar cumplimiento a lo acordado en las resoluciones anteriores."

"**CUARTA.-** Se hace constar que Banco Bilbao Vizcaya Argentaria, S.A., accionista mayoritario directa y/o indirectamente de la Sociedad, afectará en un fideicomiso por un período de nueve meses, los recursos necesarios para comprar al mismo precio de la Oferta Pública de Adquisición antes mencionada, las acciones de los accionistas minoritarios que no acudieron a dicha Oferta, con el propósito de salvaguardar en todo momento los intereses de dichos inversionistas."

"**QUINTA.-** Sujeto a la obtención de las autorizaciones respectivas de las autoridades competentes, se aprueba reformar los artículos

segundo, cuarto, octavo, décimo, décimo primero, décimo segundo, décimo quinto, décimo sexto, décimo séptimo, décimo noveno, vigésimo, vigésimo cuarto, vigésimo sexto, trigésimo cuarto, trigésimo quinto y trigésimo sexto de los estatutos sociales de GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., y se aprueba suprimir los artículos décimo cuarto, recorriéndose con ello la numeración de los artículos subsecuentes, y el artículo quincuagésimo tercero de los estatutos sociales, modificándose además la redacción de los títulos de los capítulos III y XI de dichos estatutos.

“**SEXTA.-** Como consecuencia de la reforma estatutaria a que se refiere la resolución inmediata anterior, y con el propósito de contener en un sólo documento los estatutos de la Sociedad, se aprobó transcribir el texto íntegro de los mismos.

[El texto íntegro de los estatutos de Grupo Financiero BBVA Bancomer, S.A. de C.V. se dio a conocer, en esta misma fecha, mediante la publicación, por este mismo medio de los acuerdos tomados en su Asamblea General Extraordinaria de Accionistas].

“**SEPTIMA.-** Se designan delegados especiales de la presente asamblea a los señores Ricardo Guajardo Touché, Jaime Guardiola Romojaro, Luis Robles Miaja, José Fernando Pío Díaz Castañares, José Arturo Sedas Valencia, Pablo Enrique Mendoza Martell y Alfredo Aguirre Cárdenas, para que, indistintamente cualquiera de ellos, en caso necesario, concurra ante el notario público de su elección a protocolizar, todo o parte de la presente acta y realice todas las gestiones que sean necesarias o convenientes para que las resoluciones antes adoptadas queden debidamente formalizadas y adquieran pleno vigor y efecto.”

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

Special Assembly of Series "B" Stockholders
May 14, 2004, at 10:00 hours.
Date of publication in "Emisnet": May 17, 2004.

"**FIRST.-** Approval is hereby given to the Comisión Nacional Bancaria y de Valores [National Banking and Securities Commission] to cancel the registration of stock representing the company capital of Grupo Financiero BBVA Bancomer, S.A. de C.V., in the Securities and/or Special Section of the National Securities Register.

"**SECOND.-** Approval is hereby given to the Bolsa Mexicana de Valores [Mexican Stock Exchange], Inc., to cancel the listing of stocks issued by Grupo Financiero BBVA Bancomer, S.A. de C.V., in the listing of stocks capable of being quoted on this Stock Market; and approval is hereby given to take all actions necessary and/or appropriate on any other markets where these are listed and/or registered, whatever the case may be, to request their cancellation or delisting on these markets."

"**THIRD.-** Mssrs. Jaime Guardiola Romojaro, Luis Robles Miaja, José Fernando Pío Díaz Castañares, José Arturo Sedas Valencia, Pablo Enrique Mendoza Martell and Alfredo Aguirre Cárdenas shall indiscriminately be authorized to conduct all procedures necessary and/or appropriate to comply with the resolutions above."

"**FOURTH.-** Let it be known that Banco Bilbao Vizcaya Argentaria, S.A., direct and/or indirect majority stockholder in the Company, shall place in trust, for a period of nine months, the resources necessary to purchase at the same price as the aforementioned Public Issue Price , the stocks of the minority stockholders who did not take this Offer up, for the purpose of ensuring that the interests of these investors shall continue to be safeguarded."

"**FIFTH.-** Once the respective authorizations are obtained from the competent authorities, approval is hereby given to rewrite the second, fourth, eighth, tenth, eleventh, twelfth, fifteenth, sixteenth, nineteenth, twentieth, twenty-fourth, twenty-sixth, thirty-fourth, thirty-fiftieth and thirty-sixth articles of incorporation of the GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., and approval is hereby given to delete the

fourteenth article and renumber subsequent articles, and rewrite the fifty-third article of incorporation, also amending the titles of chapters III and XI of these articles of incorporation.

"**SIXTH.-** As a consequence of the rewriting of the articles cited in the resolution immediately above this one, and for the purpose of consolidating all the Company's articles of incorporation into one single document, approval is hereby given to transcribe the entire text of these articles.

[The entire text of the articles of incorporation of the Grupo Financiero BBVA Bancomer, S.A. de C.V. shall be presented on this same date by publication in the same outlet as the agreements made in its Extraordinary General Assembly of Stockholders].

"**SEVENTH.-** Mssrs. Ricardo Guajardo Touché, Jaime Guardiola Romojaro, Luis Robles Miaja, José Fernando Pío Díaz Castañares, José Arturo Sedas Valencia, Pablo Enrique Mendoza Martell and Alfredo Aguirre Cárdenas shall each be appointed this assembly's special delegates for ensuring that the public notary of their choice enters into the notarial recordbook all or part of this document and for taking all steps necessary and/or appropriate to ensure that the resolutions adopted above are duly legalized and put into full force and effect."

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

Asamblea General Extraordinaria de Accionistas.
14 de mayo de 2004, a las 10:30 horas.
Fecha publicación en "Emisnet": 17 de mayo de 2004.

"**PRIMERA.-** Se aprueba solicitar a la Comisión Nacional Bancaria y de Valores la cancelación de la inscripción de las acciones representativas del capital social de Grupo Financiero BBVA Bancomer, S.A. de C.V., en la Sección de Valores y/o Especial del Registro Nacional de Valores."

"**SEGUNDA.-** Se aprueba solicitar a la Bolsa Mexicana de Valores, S.A. de C.V., la cancelación de la inscripción de las acciones emitidas por Grupo Financiero BBVA Bancomer, S.A. de C.V., en el listado de acciones susceptibles de cotizar en dicha Bolsa de Valores; y se aprueba realizar todos aquellos actos necesarios o convenientes ante cualesquier otros mercados, en que se encuentren listadas y/o registradas, en su caso, a efecto de solicitar su cancelación o desliste en dichos mercados."

"**TERCERA.-** Se faculta expresamente a los señores Jaime Guardiola Romojaro, Luis Robles Miaja, José Fernando Pío Díaz Castañares, José Arturo Sedas Valencia, Pablo Enrique Mendoza Martell y Alfredo Aguirre Cárdenas, para que indistintamente cualquiera de ellos, realice todos aquellos trámites que sean necesarios o convenientes a fin de dar cumplimiento a lo acordado en las resoluciones anteriores."

"**CUARTA.-** Se hace constar que Banco Bilbao Vizcaya Argentaria, S.A., accionista mayoritario directa y/o indirectamente de la Sociedad, afectará en un fideicomiso por un período de nueve meses, los recursos necesarios para comprar al mismo precio de la Oferta Pública de Adquisición antes mencionada, las acciones de los accionistas minoritarios que no acudieron a dicha Oferta, con el propósito de salvaguardar en todo momento los intereses de dichos inversionistas."

"**QUINTA.-** Se ratifica y aprueba la inversión realizada por Grupo Financiero BBVA Bancomer, S.A. de C.V., en el capital social de la

empresa BBVA Bancomer Servicios Administrativos, S.A. de C.V., mediante la adquisición del 99.99% de las acciones representativas del capital social de dicha empresa prestadora de servicios administrativos."

"**SEXTA.-** Sujeto a la obtención de las autorizaciones respectivas de las autoridades competentes, se aprueba incorporar a la empresa BBVA Bancomer Servicios Administrativos, S.A. de C.V. al Grupo Financiero BBVA Bancomer, S.A. de C.V., con fundamento en lo dispuesto en el artículo 10 de la Ley para Regular las Agrupaciones Financieras."

"**SÉPTIMA.-** Sujeto a la obtención de las autorizaciones respectivas de las autoridades competentes, se aprueba reformar los artículos segundo, cuarto, octavo, décimo, décimo primero, décimo segundo, décimo quinto, décimo sexto, décimo séptimo, décimo noveno, vigésimo, vigésimo cuarto, vigésimo sexto, trigésimo cuarto, trigésimo quinto y trigésimo sexto de los estatutos sociales de GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., y se aprueba suprimir los artículos décimo cuarto, recorriéndose con ello la numeración de los artículos subsecuentes, y el artículo quincuagésimo tercero de los estatutos sociales, modificándose además la redacción de los títulos de los capítulos III y XI de dichos estatutos.

"**OCTAVA.-** Como consecuencia de la reforma estatutaria a que se refiere la resolución inmediata anterior, y con el propósito de contener en un sólo documento los estatutos de la Sociedad, se aprueba transcribir a continuación el texto íntegro de los mismos, para quedar como sigue:

ESTATUTOS SOCIALES

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.

CAPÍTULO I

DENOMINACIÓN, PARTICIPACIÓN ACCIONARIA, DOMICILIO, OBJETO, DURACIÓN Y NACIONALIDAD

"**ARTÍCULO PRIMERO.-** DENOMINACIÓN: La denominación de la sociedad es **"GRUPO FINANCIERO BBVA BANCOMER"**, seguida de las palabras

"SOCIEDAD ANONIMA DE CAPITAL VARIABLE", o de su abreviatura **"S.A. DE C.V."**

La sociedad es una sociedad controladora filial, en los términos del Capítulo II del Título Tercero de la Ley para Regular las Agrupaciones Financieras y de las Reglas para el Establecimiento de Filiales de Instituciones Financieras del Exterior. Todos los términos definidos por dichos ordenamientos tendrán en estos estatutos el mismo significado."

"ARTÍCULO SEGUNDO.- PARTICIPACIÓN ACCIONARIA: La sociedad participa en el capital social de las entidades financieras siguientes:

1.- BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.
2.- BBVA Bancomer Servicios, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.
3.- Casa de Bolsa BBVA Bancomer, S.A de C.V., Grupo Financiero BBVA Bancomer.
4.- Seguros Bancomer, S.A. de C.V., Grupo Financiero Bancomer.
5.- Fianzas Probursa, S.A. de C.V., Grupo Financiero BBV-Probursa.
6.- Pensiones Bancomer, S.A. de C.V., Grupo Financiero Bancomer.
7.- Preventis, S.A. de C.V., Grupo Financiero BBVA Bancomer.
8.- BBVA Bancomer Gestión, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero BBVA Bancomer.

Así mismo, la sociedad participa mayoritariamente en el capital social de GFB Servicios, S.A. de C.V. y de BBVA Bancomer Servicios Administrativos, S.A. de C.V., las cuales le prestarán a ella y a los demás integrantes del Grupo Financiero, de manera preponderante, servicios complementarios o auxiliares. La sociedad podrá participar en el capital social de otras entidades financieras y sociedades que previamente autorice la Secretaría de Hacienda y Crédito Público, en los términos previstos en la Ley para Regular las Agrupaciones Financieras, las Reglas Generales para la Constitución y Funcionamiento de Grupos Financieros y las Reglas para el Establecimiento de Filiales de Instituciones Financieras del Exterior."

"ARTÍCULO TERCERO.- DOMICILIO: El domicilio de la sociedad es la ciudad de México, Distrito Federal, pudiendo someterse a domicilios convencionales, sin que se entienda cambiado por ello su domicilio social. La sociedad podrá establecer oficinas en cualquier otro lugar de la República Mexicana o del extranjero."

"ARTÍCULO CUARTO.- OBJETO: La sociedad tendrá por objeto:

1.- Adquirir y administrar acciones con derecho a voto que representen por lo menos el cincuenta y uno por ciento del capital pagado de cada uno de los integrantes del Grupo Financiero, así como de aquellas sociedades que presten servicios complementarios o auxiliares de manera preponderante a la propia sociedad o a los demás integrantes del Grupo Financiero, y de otras sociedades que al efecto autorice la Secretaría de Hacienda y Crédito Público.

2.- Adquirir valores y emitir y girar toda clase de títulos de crédito, aceptarlos, avalarlos o endosarlos, siempre y cuando sea para cumplir con su objeto social. Lo anterior, de conformidad con la Ley para Regular las Agrupaciones Financieras y las reglas que, de conformidad con dicha Ley expida la Secretaría de Hacienda y Crédito Público.

3.- Adquirir en propiedad o en arrendamiento toda clase de bienes muebles o inmuebles, así como derechos reales sobre ellos, que sean necesarios o convenientes para la realización de su objeto social.

4.- Proporcionar servicios de asesoría, consultoría y asistencia técnica en materia contable, mercantil, financiera, fiscal, jurídica o administrativa a las sociedades en las que participe como accionista.

5.- En general realizar y celebrar toda clase de actos, contratos y operaciones conexas, accesorios o accidentales, que sean necesarios o convenientes para la realización de los objetos anteriores, así como aquellas operaciones y actividades previstas en la Ley para Regular las Agrupaciones Financieras y aquellas análogas a las anteriores, sujetándose en todo caso a las disposiciones de carácter general que, en su caso, emita la Secretaría de Hacienda y Crédito Público.

A la sociedad le estará prohibido: **I.-** Otorgar créditos, con excepción de los que correspondan a prestaciones de carácter laboral de su personal; **II.-** Operar con los títulos representativos de su capital, salvo los supuestos previstos en la Ley para Regular las Agrupaciones Financieras, en las reglas que, de conformidad con dicha Ley, emita la Secretaría de Hacienda y Crédito Público, así como en la Ley del Mercado de Valores; **III.-** Efectuar trámites o gestiones sobre las operaciones de las entidades financieras que controle; **IV.-** Proporcionar información sobre sus operaciones o sobre las de otros integrantes del Grupo Financiero, excepto a las autoridades facultadas para ello conforme a las disposiciones legales, siendo extensiva esta prohibición a sus consejeros, comisarios, funcionarios, empleados y en general a quienes con su firma puedan comprometer a la propia sociedad y; **V.-** Las demás prohibiciones previstas conforme a los presentes estatutos sociales o la Ley para Regular las Agrupaciones Financieras."

"ARTÍCULO QUINTO.- DURACIÓN: La duración de la sociedad será indefinida."

"ARTÍCULO SEXTO.- NACIONALIDAD: La Sociedad es mexicana. Los socios extranjeros actuales o futuros, se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales respecto de las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de que sean titulares o bien de los derechos y obligaciones que deriven de los contratos en que sea parte la propia Sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos bajo la pena en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido."

CAPÍTULO II

CAPITAL SOCIAL, ACCIONISTAS Y ACCIONES

"ARTÍCULO SÉPTIMO.- CAPITAL SOCIAL: El capital social es variable, con un mínimo fijo sin derecho a retiro de $458'815,031.07 M.N. (CUATROCIENTOS CINCUENTA Y OCHO MILLONES OCHOCIENTOS QUINCE MIL TREINTA Y UN PESOS 07/100 Moneda Nacional), representado por 4,171'045,737 acciones ordinarias, nominativas, con valor nominal de $0.11 M.N. (ONCE CENTAVOS DE PESO Moneda Nacional), cada una, íntegramente suscritas y pagadas, que formarán la Clase "I" de acciones, cuyas sucesivas emisiones se podrán numerar progresiva y sucesivamente y además con el número del año en que se haga la emisión.

La parte variable del capital social estará representada por acciones ordinarias, nominativas, con valor nominal de $0.11 M.N. (ONCE CENTAVOS DE PESO Moneda Nacional), cada una, que formarán la Clase "II" de acciones, cuyas sucesivas emisiones se podrán numerar progresiva y sucesivamente y además con el número del año en que se haga la emisión.

En todo caso, el capital social estará integrado por acciones de la serie "F", que representarán cuando menos el cincuenta y uno por ciento de dicho capital. El cuarenta y nueve por ciento restante del capital social, estará integrado por acciones de la serie "B"."

"ARTÍCULO OCTAVO.- ACCIONES: El capital social y las acciones que lo representan se regirán por lo que a continuación se menciona:

1.- El capital social es variable. El capital social mínimo fijo sin derecho a retiro, estará representado por acciones de la Clase "I". El capital social en su parte variable, estará representado por acciones de la Clase "II".

2.- Las acciones de la serie "F" solamente podrán ser adquiridas, directa o indirectamente, por una Institución Financiera del Exterior, salvo cuando la transmisión de acciones sea, en garantía o propiedad al Instituto para la Protección al Ahorro Bancario, en cuyo caso, no se requerirá autorización de la Secretaría de Hacienda y Crédito Público ni modificación de los presentes estatutos sociales.

3.- La Institución Financiera del Exterior propietaria de las acciones serie "F", no quedará sujeta a los límites establecidos en el artículo 20 de la Ley para Regular las Agrupaciones Financieras, respecto de su tenencia de acciones serie "B".

4.- Las acciones de la serie "F" únicamente podrán ser enajenadas previa autorización de la Secretaría de Hacienda y Crédito Público.

5.- Salvo el caso en que el adquirente sea una Institución Financiera del Exterior o una Sociedad Controladora Filial, para llevar a cabo la enajenación de las acciones serie "F", deberán modificarse los presentes estatutos sociales.

6.- Cuando el adquirente de acciones serie "F" sea una Institución Financiera del Exterior o una Sociedad Controladora Filial deberá observarse lo dispuesto en las fracciones I y III del artículo 27-J de la Ley para Regular las Agrupaciones Financieras.

7.- Las acciones de la serie "B" representarán en todo momento el cuarenta y nueve por ciento del capital social.

8.- Las acciones de la serie "B" serán de libre suscripción y se regirán por lo dispuesto en la Ley para Regular las Agrupaciones Financieras para las acciones serie "O".

9.- Se requerirá de la previa autorización de la Secretaría de Hacienda y Crédito Público, para que cualquier persona física o moral adquiera mediante una o varias operaciones simultáneas o sucesivas, acciones de la serie "B" del capital social pagado de la sociedad, cuando excedan del cinco por ciento de dicho capital social, sin perjuicio de lo establecido en el inciso 10 siguiente.

10.- Salvo tratándose de la Institución Financiera del Exterior, las personas que adquieran o transmitan acciones de la serie "B" por más del dos por ciento del capital social, deberán dar aviso a la Secretaría de Hacienda y Crédito Público dentro de los tres días hábiles siguientes a la adquisición o transmisión de que se trate.

11.- Todas las acciones serán de igual valor, dentro de cada serie conferirán a sus tenedores los mismos derechos, y deberán pagarse íntegramente en efectivo en el acto de ser suscritas. Cada acción dará derecho a un voto.

12.- La sociedad podrá emitir acciones no suscritas, que conservará en tesorería, las cuales no computarán para efectos de determinar los límites de tenencia accionaria a que se refiere la Ley para Regular las Agrupaciones Financieras. Los suscriptores recibirán las constancias respectivas contra el pago total de su valor nominal y de las primas que, en su caso, fije la sociedad.

13.- En ningún momento podrán participar en forma alguna en el capital de la sociedad, personas morales extranjeras que ejerzan funciones de autoridad.

Tampoco podrán hacerlo entidades financieras del país, incluso las que forman parte de la propia sociedad, salvo cuando actúen como inversionistas institucionales en los términos del artículo 19 de la Ley para Regular las Agrupaciones Financieras."

"**ARTÍCULO NOVENO.-** TÍTULOS DE ACCIONES: Los certificados provisionales o los títulos definitivos de las acciones podrán amparar una o más acciones, serán firmados por cualesquiera dos miembros del Consejo de Administración, cuyas firmas podrán ser impresas en facsímil, en los términos de lo dispuesto en la fracción VIII del artículo 125 de la Ley General de Sociedades Mercantiles. De conformidad con lo dispuesto por el artículo 74 de la Ley del Mercado de Valores, la sociedad podrá emitir un título único por cada serie de acciones que cumpla con los requisitos que se señalan en el artículo citado.

Dichos certificados provisionales o títulos definitivos deberán satisfacer todos los demás requisitos establecidos por el artículo 125 de la Ley General de Sociedades Mercantiles; podrán llevar adheridos cupones nominativos numerados para el pago de dividendos y el ejercicio de otros derechos, y contendrán en forma ostensible la estipulación a que se refieren los artículos sexto, séptimo y octavo de estos estatutos."

"**ARTÍCULO DÉCIMO.-** DEPÓSITO Y REGISTRO DE ACCIONES: Las acciones emitidas por la Sociedad, en todo tiempo deberán mantenerse en depósito en alguna de las instituciones para el depósito de valores reguladas en la Ley del Mercado de Valores, la que en ningún momento se encontrará obligada a entregarlas a sus titulares.

Para efectos de los artículos 128 y 129 de la Ley General de Sociedades Mercantiles, la Sociedad contará con un registro de acciones que podrá ser llevado por la propia Sociedad o por una institución para el depósito de valores que actúe como agente registrador por cuenta y a nombre de la Sociedad, en la que se inscribirán todas las operaciones de suscripción, adquisición o transmisión de que sean objeto las acciones representativas del capital social, con expresión del suscriptor o titular anterior y del cesionario o adquirente.

La Sociedad se abstendrá de inscribir en el registro de acciones a que se refiere el párrafo anterior, las transmisiones que se efectúen en contravención a lo dispuesto en los artículos 18, 18 Bis-1, 19 y 20 de la Ley para Regular las Agrupaciones Financieras. En estos casos la sociedad deberá rechazar la inscripción e informar sobre la transmisión a la Secretaría de Hacienda y Crédito Público, dentro de los cinco días hábiles siguientes al que conozca de dicha transmisión."

CAPÍTULO III

AUMENTOS Y DISMINUCIONES DE CAPITAL

"**ARTÍCULO DÉCIMO PRIMERO.-** AUMENTOS DE CAPITAL SOCIAL: El capital social podrá ser aumentado, conforme a las reglas contenidas en este artículo.

Los aumentos del capital social mínimo fijo sin derecho a retiro, deberán ser aprobados por la Asamblea General Extraordinaria de Accionistas, para lo cual será necesario reformar los estatutos sociales que correspondan. El acta que se levante con motivo de la celebración de la referida asamblea, deberá ser protocolizada ante notario público, misma que deberá ser aprobada expresamente por la Secretaría de Hacienda y Crédito Público, y se inscribirá en el Registro Público de Comercio correspondiente al domicilio social.

Tratándose de aumentos del capital social en su parte variable, éstos podrán ser aprobados por la Asamblea General Ordinaria de Accionistas y sin necesidad de reformar estatutos sociales. El acta que se levante con motivo de la celebración de la referida asamblea no requerirá de la aprobación por parte de la Secretaría de Hacienda y Crédito Público, sin embargo, deberá protocolizarse ante notario público. En todos los aumentos de capital social en su parte variable, deberá observarse lo señalado en el artículo séptimo de estos estatutos sociales.

No podrá decretarse aumento alguno antes de que estén íntegramente pagadas las acciones emitidas con anterioridad. Al tomarse los acuerdos respectivos, la asamblea de accionistas que decrete el aumento, o cualquier asamblea de accionistas posterior, fijará los términos y bases en los que deba llevarse a cabo dicho aumento y la consiguiente emisión de acciones.

Las acciones que se emitan y que por resolución de la asamblea que decrete su emisión deban quedar depositadas en la tesorería de la sociedad para entregarse a medida que vaya realizándose su suscripción, podrán ser ofrecidas para su suscripción y pago por la propia asamblea de accionistas, el Consejo de Administración o el Comité Ejecutivo del propio Consejo, de acuerdo con las facultades que a éstos hubiese otorgado la asamblea de accionistas que acuerde la emisión en cada caso, dando en todo caso a los accionistas de la sociedad la preferencia a que se refiere este artículo.

Los aumentos de capital podrán efectuarse mediante capitalización de reservas o mediante pago en efectivo. En los aumentos por pago en efectivo, los accionistas tenedores de las acciones existentes tendrán preferencia para suscribir y pagar las nuevas acciones que se emitan, en proporción a las acciones que posean al momento del aumento, dentro de los quince días siguientes a la publicación del aviso correspondiente en el Diario Oficial de la Federación y en uno de los periódicos de mayor circulación del domicilio social, o calculado a partir de la fecha de celebración de la asamblea, en caso de que la totalidad de las acciones en que se divide el capital social haya estado representada en la misma.

En caso de que después de la expiración del plazo dentro del cual los accionistas debieren de ejercitar las preferencias que se les otorgan en este artículo, aún quedaren sin suscribir algunas acciones, estas deberán ser ofrecidas para su suscripción y pago, en las condiciones y plazos fijados por la propia asamblea que hubiese decretado el aumento de capital, o en los términos en que lo disponga el Consejo de Administración o el Comité Ejecutivo del propio Consejo, en su caso."

"ARTÍCULO DÉCIMO SEGUNDO.- DISMINUCIONES DE CAPITAL SOCIAL: El capital social podrá ser disminuido conforme a las reglas contenidas en este artículo.

Las disminuciones del capital social mínimo fijo sin derecho a retiro, deberán ser aprobados por la Asamblea General Extraordinaria de Accionistas, para lo cual será necesario reformar los estatutos sociales que correspondan, cumpliendo, en su caso, con lo previsto por la Ley para Regular las Agrupaciones Financieras y el artículo 9º de la Ley General de Sociedades Mercantiles. El acta que se levante con motivo de la celebración de la referida asamblea, deberá ser protocolizada ante notario público, misma que deberá ser aprobada expresamente por la Secretaría de Hacienda y Crédito Público, y se inscribirá en el Registro Público de Comercio correspondiente al domicilio social.

Tratándose de disminuciones del capital social en su parte variable, con excepción hecha de cuando los accionistas ejerzan su derecho de retiro, éstos podrán ser aprobados por la Asamblea General Ordinaria de Accionistas y sin necesidad de reformar estatutos sociales. El acta que se levante con motivo de la celebración de la referida asamblea no requerirá de la aprobación por parte de la Secretaría de Hacienda y Crédito Público, sin embargo, deberá protocolizarse ante notario público.

Las disminuciones del capital social se realizarán en los términos antes señalados, y podrán efectuarse para absorver pérdidas, para reembolsar a los accionistas o liberarlos de exhibiciones no realizadas, y en el caso de que los accionistas ejerciten el derecho de retiro a que se refiere el artículo 220 de la Ley General de Sociedades Mercantiles y lo dispuesto en el penúltimo párrafo del presente artículo. En ningún caso el capital social podrá ser disminuido a menos del mínimo legal.

Excepto en el caso de disminución de la parte variable del capital social en virtud del ejercicio del derecho de retiro previsto en el penúltimo párrafo de este artículo, en caso de reducción de capital mediante reembolso, la designación de las acciones afectas a la reducción se hará según lo acuerde la asamblea de accionistas correspondiente, mediante sorteo ante notario público o corredor, o mediante la amortización de acciones a todos los accionistas, en tal forma que éstos representen, después de la reducción de capital correspondiente, los mismos porcentajes de acciones, y si esto no fuere posible, el porcentaje de acciones que sea más semejante al que anteriormente poseían. Hecha la designación de las acciones que habrán de amortizarse, se publicará un aviso en el Diario Oficial de la Federación y en uno de los periódicos de mayor circulación del domicilio social, expresando el sistema seguido para la designación de las acciones a amortizarse, el número de las acciones que serán retiradas y el número de los títulos de las mismas que como consecuencia deberán ser canceladas o, en su caso, canjeadas, así como la institución de crédito en donde se deposite el importe del reembolso, el que quedará desde la fecha de la citada publicación a disposición de los accionistas respectivos sin devengar interés alguno. En caso de disminución de la parte mínima fija sin derecho a retiro del capital social, efectuada mediante reembolso a los accionistas o liberación a éstos de exhibiciones no realizadas, el acuerdo de la asamblea que hubiese resuelto dicha disminución se publicará por tres veces en el Diario Oficial de la Federación, con intervalos de diez días.

La reducción del capital social como consecuencia de que un accionista propietario de acciones representativas de la parte variable de dicho capital, ejercite su derecho a retirar parcial o totalmente su aportación representada por las acciones de que sea tenedor, además de ceñirse a lo ordenado en los artículos 220 y 221 de la Ley General de Sociedades Mercantiles, se efectuará reembolsando las acciones de que se trate al valor que resulte más bajo entre los dos siguientes: (1) 95% del valor de cotización en bolsa, obtenido del precio promedio ponderado por volumen de las operaciones que se hayan efectuado durante los últimos 30 días en que se hubieran negociado las acciones de la sociedad, previos a la fecha en que el retiro deba surtir sus efectos, durante un período que no podrá ser superior a 6 (seis) meses, o bien, (2) el valor contable de las acciones, de acuerdo al balance general correspondiente al cierre del ejercicio inmediato anterior a aquel en que la separación deba surtir sus efectos, previamente aprobado por la Asamblea General Ordinaria de Accionistas.

En caso de que el número de días en que se hayan negociado las acciones durante el período señalado en el párrafo anterior sea inferior a 30, se tomarán los días que efectivamente se hubieren negociado. En el evento de que las acciones no se negocien en dicho período, o bien, éstas no coticen en bolsa, se tomará el valor contable de las acciones.

El pago del reembolso será exigible a la sociedad a partir del día siguiente a la celebración de la Asamblea General Ordinaria de Accionistas, que haya aprobado el estado de posición financiera correspondiente al ejercicio en que el retiro deba surtir sus efectos. Las solicitudes de retiro que formulen los accionistas a la sociedad, serán atendidos por ésta en el orden en que se presenten.

La amortización de acciones con utilidades repartibles se realizará por resolución de la Asamblea General Extraordinaria de Accionistas, en los términos del artículo 136 de la Ley General de Sociedades Mercantiles."

"ARTÍCULO DÉCIMO TERCERO.- REGISTRO DE AUMENTOS Y DISMINUCIONES DE CAPITAL SOCIAL: Todo aumento o disminución del capital social se registrará en un libro específico que la sociedad llevará para estos casos, en los términos del artículo 219 de la Ley General de Sociedades Mercantiles."

CAPÍTULO IV

ASAMBLEAS DE ACCIONISTAS

"ARTÍCULO DÉCIMO CUARTO.- ASAMBLEAS DE ACCIONISTAS: Las Asambleas de Accionistas serán Generales y Especiales. Ambas se celebrarán en el domicilio social, y sin este requisito serán nulas, salvo caso fortuito o de fuerza mayor. Las Asambleas Generales serán Ordinarias y Extraordinarias. Serán Asambleas Generales Ordinarias las que se reúnan en términos de los artículos 180 y 181 de la Ley General de Sociedades Mercantiles. Serán Asambleas Generales Extraordinarias las que se reúnan para tratar cualquiera de los asuntos incluidos en el artículo 182 de la Ley General de Sociedades Mercantiles. Serán Asambleas

Especiales las que, en su caso, se reúnan para tratar los asuntos a que se refieren los artículos vigésimo quinto y trigésimo cuarto de los estatutos sociales."

"ARTÍCULO DÉCIMO QUINTO.- CONVOCATORIAS: Las convocatorias para asambleas de accionistas deberán ser hechas por el Consejo de Administración o por el Comisario, salvo en los siguientes casos:

En términos del artículo 168 de la Ley General de Sociedades Mercantiles, cuando por cualquier causa faltare la totalidad de los comisarios, el consejo de administración deberá convocar, en el término de tres días, a asamblea general de accionistas para que ésta haga la designación correspondiente. Si el consejo de administración no hiciere la convocatoria dentro del plazo señalado, cualquier accionista podrá ocurrir a la autoridad judicial del domicilio de la sociedad para que ésta haga la convocatoria. En el caso de que no se reuniere la asamblea o de que reunida no se hiciere la designación, la autoridad judicial del domicilio de la sociedad, a solicitud de cualquier accionista, nombrará los comisarios, quienes funcionarán hasta que la asamblea general de accionistas haga el nombramiento definitivo.

Cualquier accionista dueño de una acción tendrá el mismo derecho en cualquiera de los casos a que se refiere el artículo 185 de la Ley General de Sociedades Mercantiles. Si no se hiciere la convocatoria dentro de los quince días siguientes a la fecha de la solicitud, un juez competente del domicilio de la sociedad, lo hará a petición de cualquiera de los interesados."

"ARTÍCULO DÉCIMO SEXTO.- PUBLICACIÓN DE CONVOCATORIAS: La convocatoria para las Asambleas Generales Ordinarias y/o Extraordinarias y Especiales de la sociedad, deberán publicarse en el Diario Oficial de la Federación o en uno de los diarios de mayor circulación del domicilio social, por lo menos con quince días de anticipación a la fecha fijada para la celebración de la asamblea respectiva. Las convocatorias contendrán el Orden del Día, en el que se deberán listar todos los asuntos a tratar en la asamblea de accionistas respectiva, incluso los comprendidos en el rubro de asuntos generales, y deberán estar firmadas por la persona o personas que las hagan, en el concepto de que si las hiciere el Consejo de Administración, bastará con la firma del Secretario o Prosecretario del propio Consejo, que para ello serán siempre sus delegados."

"ARTÍCULO DÉCIMO SÉPTIMO.- ASAMBLEAS TOTALITARIAS: Las resoluciones de las asambleas serán válidas aún cuando no haya mediado convocatoria o se traten asuntos diversos o no contenidos en el Orden del Día siempre que en el momento de la votación esté representado la totalidad de las acciones con derecho de voto. Si en una asamblea, independientemente de que sea Ordinaria, Extraordinaria o Especial, estuvieren reunidos todos los accionistas con derecho de voto, dicha asamblea podrá resolver sobre asuntos de cualquier naturaleza y aún sobre aquellos no contenidos en el Orden del Día respectivo."

"ARTÍCULO DÉCIMO OCTAVO.- ACREDITAMIENTO DE LOS ACCIONISTAS: Los accionistas serán admitidos en las asambleas cuando acrediten tal carácter con la constancia que les expida la institución para el depósito

de valores en que se encuentren dichas acciones depositadas y aparezcan inscritos en el registro de acciones que lleva la sociedad como dueños de una o más acciones de la misma, o en su defecto, acrediten su calidad de accionistas en los términos previstos por el artículo 78 de la Ley del Mercado de Valores. Dicho registro se considerará cerrado dos días hábiles anteriores de la fecha fijada para la celebración de la asamblea. Los accionistas deberán acreditar tal carácter a más tardar dos días hábiles anteriores de la fecha fijada para la celebración de la asamblea, con el fin de que el Secretario o el Prosecretario del Consejo de Administración de la Sociedad les otorgue la correspondiente constancia para ingresar a la asamblea, misma que deberá ser entregada a los accionistas o a sus representantes con la misma anticipación señalada. En caso de que los accionistas pretendan ser representados en la asamblea, el poder a que se refiere el artículo décimo noveno siguiente de los estatutos sociales, deberá ser entregado junto con los documentos que acrediten el carácter de accionista con la anticipación antes señalada, para que el Secretario o el Prosecretario del Consejo de Administración de la Sociedad, expidan la correspondiente constancia de admisión a la asamblea a nombre del accionista y/o su representante. En todo caso, la recepción y entrega de la documentación a que se refiere el presente artículo se hará en el horario de lunes a viernes, de 9:00 a 17:00 horas, en días hábiles, considerándose como días inhábiles, además de los días sábados y domingos, aquellos que mediante disposiciones de carácter general de a conocer la Comisión Nacional Bancaria y de Valores, a través de publicación en el Diario Oficial de la Federación, aplicable para las instituciones de crédito."

"**ARTÍCULO DÉCIMO NOVENO.-** REPRESENTACIÓN DE LOS ACCIONISTAS: Las personas que acudan en representación de los accionistas a las asambleas de la sociedad, acreditarán su personalidad mediante poder otorgado en formularios elaborados por la propia sociedad, que reúnan los requisitos señalados en el artículo 22 de la Ley para Regular las Agrupaciones Financieras, sujeto a lo señalado en el artículo décimo octavo anterior. La sociedad deberá mantener a disposición de los representantes de los accionistas, por lo menos quince días antes de la fecha de celebración de la asamblea, los formularios de los poderes, a fin de que aquéllos puedan hacerlos llegar con oportunidad a sus representados. Los miembros del Consejo de Administración y los Comisarios no podrán representar a los accionistas en asamblea alguna."

"**ARTÍCULO VIGÉSIMO.-** DESARROLLO DE LAS ASAMBLEAS: Las asambleas generales serán presididas por el Presidente del Consejo de Administración. En su ausencia las asambleas serán presididas por el Vicepresidente del Consejo de Administración o en su defecto, por la persona a quien designen los accionistas presentes por mayoría de votos. Actuará como Secretario en las asambleas de accionistas, el Secretario del Consejo de Administración y en su ausencia, el cargo será desempeñado, en su caso, por el Prosecretario; en ausencia de ambos el cargo será desempeñado por la persona a quien designen los accionistas presentes, por mayoría de votos. El Presidente de la asamblea nombrará uno o más escrutadores de entre los accionistas presentes, quienes firmarán y/o certificarán la lista de asistencia con expresión del número de votos que represente cada accionista, y se cerciorarán de lo dispuesto en el artículo 22 de la Ley para Regular las Agrupaciones Financieras. Tratándose de asambleas

especiales, estas serán presididas por el accionista que designen los accionistas presentes por mayoría de votos."

"ARTÍCULO VIGÉSIMO PRIMERO.- ASAMBLEAS GENERALES ORDINARIAS: Las Asambleas Generales Ordinarias de Accionistas serán celebradas por lo menos una vez al año, dentro de los cuatro meses siguientes a la clausura de cada ejercicio social. Además de los asuntos especificados en el Orden del Día, deberán: 1.- Discutir, aprobar o modificar y resolver lo conducente, en relación con el informe del Consejo de Administración, sobre la situación financiera de la sociedad y demás documentos contables, incluyendo el informe de los Comisarios, en los términos del artículo 172 de la Ley General de Sociedades Mercantiles; 2.- Determinar las remuneraciones de los miembros del Consejo de Administración, de sus funcionarios y de los Comisarios de la sociedad. La información financiera prevista en el artículo 172 de la Ley General de Sociedades Mercantiles, incluido el informe del o de los comisarios será puesta a disposición de los accionistas por lo menos quince días antes de la fecha de la asamblea que haya de discutirla. Los accionistas tendrán derecho a que se les entregue una copia del informe correspondiente.

Para que una Asamblea General Ordinaria de Accionistas se considere legalmente reunida por virtud de primera convocatoria, deberá estar representada en ella por lo menos la mitad de las acciones pagadas representativas del capital social de la sociedad y sus resoluciones serán válidas cuando se tomen por mayoría de votos de las acciones representadas en ella. En caso de segunda convocatoria, las Asambleas Generales Ordinarias de Accionistas podrán celebrarse válidamente cualquiera que sea el número de acciones representadas en la Asamblea y sus resoluciones serán válidas cuando se tomen por mayoría de votos de las acciones representadas en la misma."

"ARTÍCULO VIGÉSIMO SEGUNDO.- ASAMBLEAS GENERALES EXTRAORDINARIAS: Para que una Asamblea General Extraordinaria de Accionistas se considere legalmente reunida por virtud de primera convocatoria deberán estar representadas en ella, por lo menos, las tres cuartas partes de las acciones pagadas representativas del capital social de la sociedad y sus resoluciones serán válidas cuando se tomen por el voto favorable de acciones que representen, por lo menos, la mitad de dicho capital social. En segunda o ulterior convocatoria, la Asamblea General Extraordinaria de Accionistas se considerará legalmente instalada cuando se encuentre representado en ella por lo menos la mitad de las acciones pagadas representativas del capital social de la sociedad y sus resoluciones serán válidas cuando se tomen por el voto favorable de acciones que representen cuando menos la mitad del capital social pagado."

"ARTÍCULO VIGÉSIMO TERCERO.- ASAMBLEAS ESPECIALES: Salvo por lo establecido en el último párrafo del presente artículo, en términos de lo dispuesto por el artículo 27-L de la Ley Para Regular las Agrupaciones Financieras, el nombramiento de los consejeros deberá hacerse en asamblea especial por cada serie de acciones. A las asambleas que se reúnan con este fin, así como a aquellas que tengan el propósito de designar comisarios por cada serie de

acciones, les serán aplicables, en lo conducente, las disposiciones para las asambleas generales ordinarias previstas en la Ley General de Sociedades Mercantiles.

No obstante lo señalado en el párrafo anterior, en el evento de que la Institución Financiera del Exterior, propietaria de acciones emitidas por la Sociedad, detente, directa y/o indirectamente acciones emitidas por ésta, que representen cuando menos el noventa y nueve por ciento del capital social de la Sociedad, el nombramiento de consejeros y comisarios se hará en Asamblea General Ordinaria."

"ARTÍCULO VIGÉSIMO CUARTO.- ACTAS DE ASAMBLEAS: Las actas de las Asambleas se consignarán en un libro especial y serán firmadas por el Presidente y el Secretario de la asamblea, así como por el Comisario o Comisarios que concurran. A un duplicado del acta, certificado por el Secretario, se agregará la lista de los asistentes con indicación del número de acciones que representen, los documentos justificativos de su calidad de accionistas y, en su caso, el acreditamiento de sus representantes, asimismo, un ejemplar de los periódicos en que se hubiese publicado la convocatoria y los informes, dictámenes y demás documentos que se hubiesen presentado en el acto de la celebración de la Asamblea o previamente a ella.

Las copias o constancias de las actas de Asambleas Generales y Especiales de Accionistas, de sesiones del Consejo de Administración y de sesiones del Comité Ejecutivo de dicho Consejo, así como de los asientos o acuerdos contenidos en los libros y registros sociales no contables y, en general, de cualquier documento de archivo de la Institución, podrán ser certificados por el Secretario o el Prosecretario, quienes también podrán, conjunta o separadamente, acudir ante el Notario Público de su elección a protocolizar las actas o acuerdos correspondientes, sin necesidad de resolución especial alguna."

CAPÍTULO V

ADMINISTRACIÓN Y VIGILANCIA DE LA SOCIEDAD

"ARTÍCULO VIGÉSIMO QUINTO.- NOMBRAMIENTO DE CONSEJEROS: La administración de la sociedad estará a cargo de un Consejo de Administración, integrado por un mínimo de cinco y un máximo de quince consejeros propietarios, de los cuales cuando menos el veinticinco por ciento deberán ser independientes, según este concepto se define en el cuarto párrafo del artículo 27-L de la Ley para Regular las Agrupaciones Financieras.

Por cada consejero propietario se designará a su respectivo suplente, en el entendido de que los consejeros suplentes de los consejeros independientes, deberán tener este mismo carácter. Dentro de cada sesión, un suplente sólo podrá representar a un propietario.

El accionista de la serie "F" que represente cuando menos el cincuenta y uno por ciento del capital social pagado designará a la mitad más uno de los consejeros y por cada diez por ciento de acciones de esta serie que exceda de ese porcentaje, tendrá derecho a designar un consejero más. Los accionistas de la serie "B", designarán a los consejeros restantes. Sólo podrá revocarse el nombramiento de los consejeros de minoría, cuando se revoque el de todos los demás de la misma serie.

Salvo por lo señalado en el párrafo siguiente, el nombramiento de los consejeros deberá hacerse en asamblea especial por cada serie de acciones. A las asambleas que se reúnan con este fin, les serán aplicables, en lo conducente, las disposiciones para las asambleas generales ordinarias previstas en la Ley General de Sociedades Mercantiles.

En el evento de que la Institución Financiera del Exterior, propietaria de acciones emitidas por la Sociedad, detente, directa y/o indirectamente acciones emitidas por ésta, que representen cuando menos el noventa y nueve por ciento del capital social de la Sociedad, el nombramiento de consejeros se hará en Asamblea General Ordinaria.

Los miembros del Consejo de Administración podrán ser o no accionistas, sin embargo, tratándose de los consejeros independientes, se estará a lo dispuesto en el cuarto párrafo del artículo 27-L de la Ley para Regular las Agrupaciones Financieras.

Los miembros del Consejo de Administración desempeñarán sus cargos por el término de un año, pudiendo ser reelectos y conservarán la representación aún cuando concluya el periodo de su gestión hasta que los designados para sustituirlos tomen posesión de sus cargos y recibirán las remuneraciones que determine la Asamblea General Ordinaria de Accionistas.

La mayoría de los consejeros de la sociedad deberá residir en territorio nacional."

"ARTÍCULO VIGÉSIMO SEXTO.- <u>REQUISITOS PARA SER CONSEJERO:</u> El nombramiento de consejeros deberá recaer en personas que cuenten con elegibilidad crediticia y honorabilidad, así como con amplios conocimientos y experiencia en materia financiera, legal o administrativa.

Los consejeros estarán obligados a abstenerse expresamente de participar en la deliberación y votación de cualquier asunto que implique para ellos un conflicto de interés. Asimismo deberán mantener absoluta confidencialidad respecto de todos aquellos actos, hechos o acontecimientos relativos a la sociedad, así como de toda deliberación que se lleve a cabo en el Consejo de Administración, sin perjuicio de la obligación que tiene la sociedad de proporcionar toda la información que le sea solicitada en términos de la Ley para Regular las Agrupaciones Financieras.

En ningún caso podrán ser consejeros, las personas a que alude el artículo 25 de la Ley para Regular las Agrupaciones Financieras."

"ARTÍCULO VIGÉSIMO SÉPTIMO.- DIRECTOR GENERAL Y FUNCIONARIOS: El Consejo de Administración tendrá las facultades de nombrar y remover al Director General de la sociedad, y demás funcionarios cuando así lo estime conveniente y otorgarles facultades y poderes y determinar sus remuneraciones. En todo caso, los nombramientos del Director General de la sociedad y de los funcionarios que ocupen cargos con las dos jerarquías inmediatas inferiores a la de éste, deberán recaer en personas que cuenten con elegibilidad crediticia y honorabilidad, y que además reúnan los requisitos previstos en el artículo 26 de la Ley para Regular las Agrupaciones Financieras.

Para el adecuado desempeño de su cargo, el Director General de la sociedad gozará de las facultades que la Ley otorga a los de su clase, así como de todas aquellas que le otorgue el Consejo de Administración, en la inteligencia de que el propio Consejo de Administración podrá limitar o ampliar en cualquier tiempo las facultades otorgadas a dicho funcionario."

"ARTÍCULO VIGÉSIMO OCTAVO.- VERIFICACIÓN DE REQUISITOS: La sociedad deberá verificar el cumplimiento de los requisitos a que se refieren los artículos 25 y 26 de la Ley para Regular las Agrupaciones Financieras, por parte de las personas que sean designadas como consejeros, director general y funcionarios con las dos jerarquías inmediatas inferiores a la de este último, con anterioridad al inicio de sus gestiones, e informar a la Comisión Nacional que supervise a la sociedad dentro de los cinco días hábiles posteriores a dicha designación, que los mismos cumplen con los requisitos aplicables en términos de lo dispuesto en el artículo 26-Bis de la Ley para Regular las Agrupaciones Financieras."

"ARTÍCULO VIGÉSIMO NOVENO.- PRESIDENCIA Y SECRETARÍA DEL CONSEJO: El Presidente del Consejo de Administración deberá ser electo por el propio Consejo de entre los consejeros propietarios designados por los accionistas de la serie "F". El Consejo de Administración podrá también designar a uno o más Vicepresidentes; igualmente el Consejo designará al Secretario y, sí así lo determina, a uno o más Prosecretarios, los cuales no necesitarán ser miembros del Consejo de Administración, y designará además a las personas que desempeñen las tareas concretas que el propio Consejo determine. El Presidente o la persona que deba sustituirlo en sus funciones, presidirá las asambleas generales de accionistas, y las sesiones del Consejo de Administración, cumpliendo los acuerdos de las mismas sin necesidad de resolución especial alguna.

Las actas de las sesiones del Consejo de Administración se consignarán en un libro especial y serán firmadas por el Presidente, el Secretario y el Comisario que asistiere, o por quienes en ausencia de éstos realicen sus funciones. Copias de las actas de las sesiones del Consejo, así como cualquier otro documento que derive de dichas sesiones podrán ser certificados por el Secretario o el Prosecretario del propio Consejo, quienes también podrán, conjunta o separadamente, acudir ante el Notario Público de su elección a protocolizar las actas o acuerdos correspondientes, sin necesidad de resolución especial alguna."

"ARTÍCULO TRIGÉSIMO.- CONVOCATORIAS PARA SESIONES DEL CONSEJO DE ADMINISTRACION: El Consejo de Administración se reunirá por lo menos trimestralmente y de manera adicional, cuando sea convocado por el

Presidente del Consejo de Administración, o por el Secretario o Prosecretario del propio Consejo, o por al menos una cuarta parte de los consejeros, o cualquiera de los comisarios de la sociedad. Las sesiones ordinarias y extraordinarias del Consejo de Administración se celebrarán en el domicilio social de la sociedad o en cualquier otro lugar, dentro del territorio nacional o del extranjero, previa convocatoria que se remita a los miembros de éste, por cualquier medio físico o electrónico, por lo menos con cinco días de anticipación a la fecha de la sesión, al último domicilio que los Consejeros y Comisarios hubiesen registrado en la sociedad."

"ARTÍCULO TRIGÉSIMO PRIMERO.- SESIONES DEL CONSEJO: Las sesiones del Consejo de Administración quedarán legalmente instaladas con la asistencia de la mayoría de sus miembros y sus resoluciones serán válidas cuando se tomen por el voto aprobatorio de la mayoría de los miembros, observando en todo caso lo señalado en el último párrafo del presente artículo. En caso de empate el Presidente tendrá voto de calidad. El Consejo de Administración podrá sesionar validamente sin necesidad de previa convocatoria, cuando se encuentre reunido la totalidad de los consejeros propietarios o, en su caso, los respectivos suplentes. De igual forma, y sin necesidad de reunirse en sesión, podrá adoptar resoluciones por unanimidad de sus miembros propietarios y, en su caso, los respectivos suplentes, siempre que dichas resoluciones se confirmen por escrito y se asienten en el libro de actas correspondiente.

Para la celebración de las sesiones ordinarias y extraordinarias del Consejo de Administración, se deberá contar con la asistencia de cuando menos el cincuenta y uno por ciento de los consejeros, de los cuales por lo menos uno deberá ser consejero independiente."

"ARTÍCULO TRIGÉSIMO SEGUNDO.- GARANTÍAS: Al tomar posesión de sus cargos, los miembros del Consejo de Administración y el Director General de la sociedad, otorgarán como garantía para asegurar las responsabilidades que pudieran contraer en el desempeño de sus cargos, la caución que, en su caso, fije la Asamblea General Ordinaria de Accionistas o el Consejo de Administración, según el caso. Lo anterior, de conformidad con lo establecido en el artículo 152 de la Ley General de Sociedades Mercantiles.

En caso de que la Asamblea General Ordinaria de Accionistas o el Consejo de Administración establezcan la obligación para los miembros del Consejo de Administración y para el Director General de la sociedad, de otorgar garantía de sus gestiones, éstos sólo podrán retirarlas hasta que haya sido debidamente aprobada su gestión por la Asamblea General Ordinaria de Accionistas o bien, por el Consejo de Administración."

"ARTÍCULO TRIGÉSIMO TERCERO.- FACULTADES: El Consejo de Administración tiene todas las facultades que las Leyes y estos estatutos sociales otorgan a los de su clase sin limitación alguna, por lo que podrá llevar a cabo todos los actos que no estén reservados a la asamblea de accionistas y que sean necesarios o convenientes a su juicio para realizar los objetos sociales, dirigirá el negocio, representará a la sociedad y llevara la firma social. De manera enunciativa más no limitativa el Consejo de Administración estará investido de las siguientes facultades o poderes:

1.- PODER GENERAL PARA PLEITOS Y COBRANZAS Y ESPECIAL PARA QUERELLAS Y DENUNCIAS de conformidad con lo establecido en el párrafo primero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil vigente para el Distrito Federal y de sus correlativos del Código Civil Federal y de los Códigos Civiles vigentes en los Estados de la República Mexicana, con todas las facultades generales y especiales aún las que requieren cláusula especial conforme a la Ley y especialmente las que menciona el Artículo 2587 (dos mil quinientos ochenta y siete) del citado Código Civil, por lo que de manera enunciativa pero no limitativa podrá: otorgar y suscribir toda clase de documentos públicos y privados, hacer manifestaciones, renuncias, protestas, particularmente las establecidas por la Constitución Política de los Estados Unidos Mexicanos, sus Leyes Reglamentarias y demás disposiciones correspondientes, y de cualquier naturaleza y para comparecer y ejercer sus facultades ante toda clase de personas físicas y morales y ante toda clase de autoridades judiciales, civiles, penales, del trabajo, administrativas, militares, municipales, estatales y federales; para transigir, para comprometer en árbitros, para absolver y articular posiciones; para hacer cesión de bienes, para recusar, para recibir pagos, para contestar las demandas y reconvenciones que se entablen en contra de la Sociedad, oponer excepciones dilatorias y perentorias; rendir y aportar toda clase de pruebas, reconocer firmas y documentos y redargüir de falsas a las que se presenten por la contraria; presentar testigos y ver protestar a los de la contraria y los repregunte y tache; oír autos interlocutorios y definitivos, consentir de los favorables y pedir revocación, apelar, interponer amparo y desistirse de cualquier procedimiento o juicio, incluso del juicio de amparo, pedir aclaración de sentencias; endosar en procuración títulos de crédito; ejecutar; embargar y representar a su mandante en los embargos que en su contra se decreten, pedir el remate de los bienes embargados; nombrar peritos y recusar a los de la contraria; asistir a almonedas, en representación del mandante ejecutante, podrá tomar parte en la subasta haciendo posturas; recibir valores y otorgar recibos, y cartas de pago; gestionar, obtener, aceptar y cancelar el otorgamiento de garantías por terceros,

como hipotecas, prendas y cualesquiera otras, celebrando al efecto toda clase de contratos y convenios privados, ante notario público, corredor público o ante cualquier otro funcionario que por la materia del asunto deba conocer del mismo, en materia penal, presentar querellas, denuncias y acusaciones, constituirse como coadyuvante del Ministerio Público en todo lo relacionado con las averiguaciones y procesos penales que se inicien, instruyan y se sigan por todos sus trámites o instancias hasta sentencia definitiva y firme, en que la Sociedad tenga interés o sea ofendida y conceder perdón; así como para celebrar convenios con el Gobierno Federal en los términos de las fracciones primera y cuarta del Artículo 27 (veintisiete) Constitucional.

Ningún consejero, ni el Presidente del Consejo de Administración, ni los Vicepresidentes del propio Consejo, ni el Secretario, ni el Prosecretario, por el sólo hecho de su nombramiento, tendrán facultades para desahogar la prueba confesional, por lo que están impedidos para absolver posiciones en todo juicio o procedimiento en el que la sociedad sea parte. Las citadas facultades corresponderán en exclusiva a los delegados que para dichos efectos designe el consejo y a los apoderados de la Sociedad a quienes en forma expresa se les haya otorgado.

2.- PODER GENERAL PARA ACTOS DE ADMINISTRACION con todas las facultades generales de acuerdo con la Ley, por lo que se confiere sin limitación alguna de conformidad con lo establecido en el párrafo segundo del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil vigente para el Distrito Federal y de sus correlativos del Código Civil Federal y de los Códigos Civiles vigentes en los Estados de la República Mexicana.

3.- PODER GENERAL PARA ACTOS DE DOMINIO con todas las facultades generales de acuerdo con la Ley, por lo que se confiere sin limitación alguna de conformidad con lo establecido en el párrafo tercero del Artículo 2554 (dos mil quinientos cincuenta y cuatro) del Código Civil vigente para el Distrito Federal y de sus correlativos del Código Civil Federal y de los Códigos Civiles vigentes en los Estados de la República Mexicana.

4.- PODER GENERAL PARA SUSCRIBIR TODA CLASE DE TITULOS DE CREDITO, con todas las facultades generales a que se refiere el Artículo 9° (noveno) de la Ley General de Títulos y Operaciones de Crédito.

5.- PODER EN MATERIA LABORAL que deberá ejercer para representar a la Sociedad exclusivamente, a través de los apoderados que al efecto designe, en toda clase de procedimientos laborales ante las Juntas de Conciliación y Arbitraje, Tribunales Federales de Conciliación y demás autoridades del trabajo, sean éstas federales, estatales o municipales, para los efectos de los artículos 11 (once), 692 (seiscientos noventa y dos) fracciones segunda y tercera, 787 (setecientos ochenta y siete), 788 (setecientos ochenta y ocho), 873 (ochocientos setenta y tres) a 880 (ochocientos ochenta) y demás relativos de la Ley Federal del Trabajo por lo que en forma enunciativa y no limitativa podrá actuar ante el Sindicato para efectos de revisión o negociación de conflictos o ante los trabajadores individualmente considerados y llevará la representación patronal legal de la Sociedad con facultades para Actos de Administración; para conciliar y transigir, negociar y suscribir convenios laborales y en general para intervenir en cualquier procedimiento o juicio de carácter laboral en representación de la Sociedad con personalidad de Administradores.

6.- FACULTAD PARA OTORGAR Y DELEGAR PODERES GENERALES Y ESPECIALES, REVOCAR UNOS Y OTROS Y SUSTITUIRLOS EN TODO O EN PARTE, conforme a los poderes de que está investido, incluyendo expresamente la facultad para que las personas a quienes otorgue dichos poderes puedan, a su vez, otorgarlos, delegarlos, sustituirlos o revocarlos, en todo o en parte en favor de terceros. Se incluye expresamente la facultad para que las personas a quienes se otorgue la facultad a que se refiere el presente inciso, puedan a su vez otorgarla en favor de las personas y con las limitaciones que en cada caso concreto dichos apoderados establezcan.

7.- Para abrir y cancelar cuentas bancarias a nombre de la Sociedad, así como para hacer depósitos y girar contra ellas y designar personas que giren en contra de las mismas.

8.- Para nombrar y remover Consejeros Delegados del propio Consejo, así como al Director General, Funcionarios, apoderados, agentes, empleados y

auditores externos de la Sociedad, cuando lo estime conveniente, otorgarles facultades y poderes, así como determinar sus garantías, condiciones de trabajo y remuneraciones.

9.- Para nombrar y remover al Secretario y Prosecretario del Consejo de Administración de la Sociedad y otorgarles facultades y poderes y señalarles sus obligaciones y remuneraciones.

10.- Para crear los comités y comisiones que estime necesarios, señalándoles su estructura, jerarquía y atribuciones, otorgándoles las facultades necesarias para que las ejerzan en los negocios y lugares que el propio Consejo de Administración determine.

11.- Para formular el Reglamento Interior de Trabajo de la Sociedad.

12.- Para convocar a Asambleas Generales Ordinarias y Extraordinarias y Especiales de Accionistas en todos los casos previstos por estos estatutos, o cuando lo considere conveniente y fijar la fecha y la hora en que tales Asambleas deban celebrarse y para ejecutar sus resoluciones.

13.- Para establecer oficinas de la Sociedad en cualquier parte del territorio nacional, o del extranjero.

14.- En general, para llevar a cabo todos los actos autorizados por estos estatutos o que sean consecuencia de los mismos."

"ARTÍCULO TRIGÉSIMO CUARTO.- COMISARIOS: La vigilancia de las operaciones sociales estará confiada a por lo menos un comisario designado por los accionistas de la serie "F" y, en su caso, un comisario nombrado por los accionistas de la serie "B", así como sus respectivos suplentes, en caso de que la asamblea de accionistas respectiva, así lo determine.

Salvo por lo señalado en el párrafo siguiente, el nombramiento de comisarios deberá hacerse en asamblea especial por cada serie de acciones. A las asambleas que se reúnan con este fin, les serán aplicables, en lo conducente, las disposiciones para las asambleas generales ordinarias previstas en la Ley General de Sociedades Mercantiles.

En el evento de que la Institución Financiera del Exterior, propietaria de acciones emitidas por la Sociedad, detente, directa y/o indirectamente acciones emitidas por ésta, que representen cuando menos el noventa y nueve por ciento del capital social de la Sociedad, el nombramiento de comisarios se hará en Asamblea General Ordinaria.

Los comisarios podrán ser o no accionistas de la sociedad; podrán ser reelectos; y desempeñarán sus funciones hasta que las personas designadas para sustituirlos tomen posesión de sus cargos.

Los comisarios tendrán las atribuciones y obligaciones que se enumeran en el artículo 166 de la Ley General de Sociedades Mercantiles, así como todas aquellas que les sean delegadas por la Asamblea General Ordinaria de Accionistas.

Los comisarios propietarios y los suplentes, en su caso, otorgarán las mismas garantías estipuladas en el artículo trigésimo segundo anterior de los estatutos sociales para los consejeros, y no podrán retirarlas hasta que su gestión haya sido aprobada por la Asamblea General Ordinaria de Accionistas.

Los comisarios de la sociedad deberán ser residentes en territorio mexicano, en términos de lo dispuesto por el Código Fiscal de la Federación, de conformidad con el artículo 26 de la Ley para Regular las Agrupaciones Financieras."

"ARTÍCULO TRIGÉSIMO QUINTO.- REMOCIÓN: La Comisión Nacional que supervise a la sociedad, en términos del artículo cuadragésimo noveno de los estatutos sociales, en concordancia con el artículo 27-Ñ de la Ley para Regular las Agrupaciones Financieras, podrá en todo tiempo determinar que se proceda a la remoción o suspención de los miembros del Consejo de Administración, directores generales, comisarios, directores y gerentes y funcionarios que puedan obligar con su firma a la sociedad, en términos de lo dispuesto en el artículo 27 de la Ley para Regular las Agrupaciones Financieras."

CAPÍTULO VI

DE LOS EJERCICIOS SOCIALES Y DE LA INFORMACIÓN FINANCIERA

"ARTÍCULO TRIGÉSIMO SEXTO.- EJERCICIO SOCIAL: Los ejercicios sociales durarán un año en los términos del artículo 8-A de la Ley General de Sociedades Mercantiles y comenzarán el primero de enero y terminarán el día último de diciembre de cada año."

"ARTÍCULO TRIGÉSIMO SÉPTIMO.- INFORME DEL CONSEJO: A la clausura de cada ejercicio social, el Consejo de Administración presentará a la Asamblea General Ordinaria de Accionistas un informe que incluya por lo menos: **a)** Un informe sobre la marcha de la sociedad en el ejercicio, así como sobre las políticas seguidas por el Consejo de Administración y, en su caso, sobre los principales proyectos existentes. **b)** Un informe en que se declaren y expliquen las principales políticas y criterios contables y de información seguidos en la preparación de la información financiera. **c)** Un estado que muestre la situación financiera de la sociedad a la fecha de cierre del ejercicio. **d)** Un estado que muestre, debidamente explicados y clasificados, los resultados de la sociedad durante el ejercicio. **e)** Un estado que muestre los cambios en la situación financiera durante el ejercicio. **f)** Un estado que muestre los cambios en las partidas que integran el patrimonio social, acaecidos durante el ejercicio. **g)** Las notas que sean necesarias para completar o aclarar la información que suministren los estados anteriores. A la información anterior, se agregará el informe de los comisarios a que se refiere la fracción IV del artículo 166 de la Ley General de Sociedades Mercantiles.

El informe a que se refiere el párrafo anterior, incluido el informe de los Comisarios, deberá quedar terminado y ponerse a disposición de los accionistas, por lo menos quince días antes de la celebración de la asamblea que haya de

discutirlos. Los accionistas o sus representantes tendrán derecho a que se les entregue una copia de los informes correspondientes."

"ARTÍCULO TRIGÉSIMO OCTAVO.- PUBLICACIÓN DE ESTADOS FINANCIEROS: Dentro de los quince días siguientes a la fecha en que la Asamblea General Ordinaria de Accionistas haya aprobado el informe a que se refiere el enunciado general del artículo 172 de la Ley General de Sociedades Mercantiles, deberán mandarse publicar los estados financieros incluidos en el mismo, juntamente con sus notas y el dictamen del Comisario, en el Diario Oficial de la Federación. Dichos estados financieros deberán estar dictaminados, en términos de lo establecido en la Regla Décima de las Reglas Generales para la Constitución y Funcionamiento de Grupos Financieros."

CAPÍTULO VII

APLICACIÓN DE UTILIDADES Y DIVIDENDOS

"ARTÍCULO TRIGÉSIMO NOVENO.- APLICACIÓN DE UTILIDADES: Las utilidades netas de cada ejercicio social, después de deducidas las cantidades que legalmente correspondan a (i) Impuesto Sobre la Renta del ejercicio; (ii) en su caso, reparto de utilidades al personal de la sociedad y; (iii) en su caso, amortización de pérdidas de ejercicios anteriores, serán distribuidas como sigue: 1.- El cinco por ciento para constituir o reconstituir el fondo de reserva, hasta que éste sea igual por lo menos, al veinte por ciento del capital social. - 2.- Si la Asamblea así lo determina, podrá establecer aumentar, modificar o suprimir las reservas de capital que juzgue convenientes y constituir fondos de previsión y reinversión, así como fondos especiales de reservas. - 3.- El remanente, si lo hubiere, se aplicará en la forma que determine la Asamblea General Ordinaria de Accionistas."

"ARTÍCULO CUADRAGÉSIMO.- DIVIDENDOS: Los pagos de dividendos se harán en los días y lugares que determine el Consejo de Administración y se darán a conocer por medio de aviso que se publique en el Diario Oficial de la Federación o en un diario de mayor circulación del domicilio social. Los dividendos no cobrados dentro de cinco años, contados a partir de la fecha en que hayan sido exigibles, se entenderán renunciados y prescritos en favor de la sociedad."

CAPÍTULO VIII

DISOLUCIÓN Y LIQUIDACIÓN

"ARTÍCULO CUADRAGÉSIMO PRIMERO.- DISOLUCIÓN: La disolución de la sociedad se efectuará de acuerdo con los términos y condiciones previstos en el artículo 11 de la Ley para Regular las Agrupaciones Financieras y las fracciones II a V del artículo 229 de la Ley General de Sociedades Mercantiles. La sociedad sólo podrá disolverse una vez cumplidas todas las obligaciones contraídas por cada

una de las entidades financieras que integran al Grupo Financiero, con anterioridad a la disolución del propio Grupo Financiero."

"ARTÍCULO CUADRAGÉSIMO SEGUNDO.- LIQUIDACIÓN: Disuelta la sociedad se pondrá en liquidación. La liquidación estará encomendada a uno o más liquidadores designados por la Asamblea General Extraordinaria de Accionistas. El cargo de liquidador deberá recaer en una Institución de Crédito. Si la Asamblea no hiciere dicha designación, un Juez de lo Civil o de Distrito del domicilio de la sociedad lo hará a petición de cualquier accionista. Salvo las instrucciones expresas de la Asamblea, los liquidadores tendrán las siguientes facultades: 1.- Concluir las operaciones sociales que hubieren quedado pendientes al tiempo de la disolución. 2.- Cobrar los créditos existentes en favor de la sociedad. 3.- Enajenar los bienes propiedad de la sociedad. 4.- Pagar los adeudos a cargo de la sociedad. 5.- Practicar el Estado de Posición Financiera Final de la liquidación que deberá someterse a la consideración de la Asamblea de Accionistas. El estado de Posición Financiera Final, una vez aprobado, se depositará en el Registro Público de Comercio. 6.- Distribuir el remanente si lo hubiere, en la forma que corresponda. 7.- Cancelar la inscripción de la sociedad en el Registro Público de Comercio, una vez concluida la liquidación.

La liquidación se practicará con apego a las resoluciones que tomen los accionistas al acordarse o al declararse la disolución de la sociedad y a las reglas de carácter general que, en su caso, emita la Secretaría de Hacienda y Crédito Público. A falta de resoluciones especiales de la Asamblea, la liquidación se practicará de conformidad con las disposiciones del capítulo respectivo de la Ley General de Sociedades Mercantiles. Salvo el acuerdo en contrario de la Asamblea, los liquidadores tendrán las facultades que la Ley les otorga."

CAPÍTULO IX

CONVENIO DE RESPONSABILIDADES Y CRITERIOS GENERALES PARA EVITAR CONFLICTOS DE INTERES ENTRE LOS PARTICIPANTES DEL GRUPO

"ARTÍCULO CUADRAGÉSIMO TERCERO.- CONVENIO DE RESPONSABILIDADES: La sociedad, en su carácter de sociedad controladora, suscribirá con las entidades financieras que la integran, el convenio a que se refiere el artículo 28 de la Ley para Regular las Agrupaciones Financieras y la Regla Décima Novena de las Reglas Generales para la Constitución y Funcionamiento de Grupos Financieros.

Por lo anterior, la sociedad responderá subsidiaria e ilimitadamente del cumplimiento de las obligaciones a cargo de las entidades financieras que lo integran, correspondientes a las actividades que, conforme a las disposiciones aplicables, le sean propias a cada una de ellas, aún respecto de aquellas contraídas por dichas entidades con anterioridad a su integración al Grupo Financiero. Asimismo, la controladora responderá ilimitadamente por las pérdidas de todas y cada una de dichas entidades. Lo anterior, en la forma y términos establecidos en el artículo 28 de la Ley para Regular las Agrupaciones Financieras y en la Regla Décima Novena de las Reglas Generales para la Constitución y Funcionamiento de

Grupos Financieros. En el evento de que el patrimonio de la controladora no fuere suficiente para hacer efectivas las responsabilidades que respecto de dos o más entidades financieras integrantes del grupo se presenten de manera simultánea, dichas responsabilidades se cubrirán a prorrata hasta agotar el patrimonio de la sociedad. Al efecto, se considerará la relación que exista entre los por cientos que representan, en el capital de la sociedad, y la participación de la misma en el capital de las entidades de que se trate.

Ninguna de las entidades financieras del Grupo responderá por las pérdidas de la sociedad, ni por las de los demás participantes del Grupo.

La Sociedad no podrá contraer pasivos directos o contingentes ni dar en garantía sus propiedades, salvo cuando se trate del convenio de responsabilidades, en términos de los artículos 23 y 28 de la Ley para Regular las Agrupaciones Financieras, así como de operaciones con el Instituto para la Protección al Ahorro Bancario.

De conformidad con lo establecido en el artículo 17 de la Ley para Regular las Agrupaciones Financieras, el convenio de responsabilidades sólo podrá ser modificado con la aprobación de la Secretaría de Hacienda y Crédito Público."

"ARTÍCULO CUADRAGÉSIMO CUARTO.- <u>CRITERIOS GENERALES PARA EVITAR CONFLICTOS DE INTERÉS ENTRE LOS PARTICIPANTES DEL GRUPO</u>: De conformidad con lo previsto en el artículo 9° de la Ley para Regular las Agrupaciones Financieras en relación con la Décimo Séptima de las Reglas Generales para la Constitución y Funcionamiento de Grupos Financieros, se establecen los criterios generales para evitar conflictos de interés entre los integrantes del Grupo, señalándose entre otros:

1.- El Consejo de Administración y los demás órganos, funcionarios y empleados de la sociedad no podrán transmitir la información que posean de las entidades financieras controladas a otra entidad financiera participante en el Grupo. Asimismo, se abstendrán de utilizar dicha información en detrimento de cualquiera de las entidades financieras participantes o de los intereses del público o en beneficio propio o de cualquiera de las entidades financieras controladas.

2.- La sociedad hará lo necesario para que las operaciones que realicen entre si las entidades financieras controladas por ella, no se aparten significativamente de las condiciones prevalecientes en el mercado para el tipo de operaciones de que se trate."

CAPÍTULO X

<u>INCORPORACIÓN, SEPARACIÓN, FUSIÓN Y REFORMA DE LOS ESTATUTOS SOCIALES</u>

"ARTÍCULO CUADRAGÉSIMO QUINTO.- INCORPORACIÓN: La incorporación de una nueva sociedad al Grupo Financiero, se efectuará de acuerdo con los términos y condiciones previstos en el artículo 10 y en el Capítulo II de la Ley para Regular las Agrupaciones Financieras."

"ARTÍCULO CUADRAGÉSIMO SEXTO.- SEPARACIÓN: La separación de alguno o algunos de los integrantes del Grupo Financiero, se efectuará de acuerdo con los términos y condiciones previstos en el artículo 11 y en el Capítulo II de la Ley para Regular las Agrupaciones Financieras."

"ARTÍCULO CUADRAGÉSIMO SÉPTIMO.- FUSIÓN: La fusión de la sociedad con otro u otros Grupo Financieros, así como la fusión de dos o más entidades controladas por la sociedad se efectuará de acuerdo con los términos y condiciones previstos en el artículo 10 y en el Capítulo II de la Ley para Regular las Agrupaciones Financieras."

"ARTÍCULO CUADRAGÉSIMO OCTAVO.- REFORMA DE ESTATUTOS SOCIALES: De conformidad con lo establecido en los artículos 182 de la Ley General de Sociedades Mercantiles y 17 de la Ley para Regular las Agrupaciones Financieras, los estatutos de la sociedad sólo podrán ser modificados mediante acuerdo de la Asamblea General Extraordinaria de Accionistas, con la aprobación de la Secretaría de Hacienda y Crédito Público."

CAPÍTULO XI

INSPECCIÓN Y VIGILANCIA, NORMATIVIDAD SUPLETORIA Y SOLUCIÓN DE CONFLICTOS

"ARTÍCULO CUADRAGÉSIMO NOVENO.- INSPECCIÓN Y VIGILANCIA: La inspección y vigilancia de la sociedad estará a cargo de la Comisión que supervise a la entidad financiera integrante del Grupo Financiero que la Secretaría de Hacienda y Crédito Público determine como la preponderante dentro del propio Grupo. Cuando las autoridades supervisoras del país de origen de la Institución Financiera del Exterior propietaria de acciones representativas del capital social de la Sociedad, deseen realizar visitas de inspección, deberán solicitarlo a la mencionada Comisión, la cual, en el ámbito de su competencia, determinará los casos en los que dichas visitas deberán hacerse por su conducto, o sin que medie su participación.

La solicitud a que hace mención el párrafo anterior deberá hacerse por escrito, cuando menos con treinta días naturales de anticipación y deberá acompañarse de lo siguiente: (I) Descripción del acto de inspección a ser realizado y; (II) Las disposiciones legales pertinentes al acto de inspección objeto de la solicitud.

A solicitud de la Comisión, las autoridades que realicen la inspección deberán presentarles un informe de los resultados obtenidos."

"ARTÍCULO QUINCUAGÉSIMO.- NORMAS SUPLETORIAS: Para todo lo no previsto en éstos estatutos, se estará a las disposiciones contenidas en los Tratados o Acuerdos Internacionales de los que los Estados Unidos Mexicanos sea parte; a las disposiciones contenidas en la Ley para Regular las Agrupaciones Financieras y en las demás disposiciones de carácter general que de ella emanen; en las Reglas Generales para la Constitución y Funcionamiento de Grupos Financieros; en las Reglas para el Establecimiento de Filiales de Instituciones Financieras del Exterior; en la Ley del Banco de México; en la Legislación Mercantil; en los usos y prácticas mercantiles; en el Código Civil para el Distrito Federal y; en el Código Fiscal de la Federación, para efectos de las notificaciones y del recurso a que se refiere el artículo 27 de la Ley para Regular las Agrupaciones Financieras."

"ARTÍCULO QUINCUAGÉSIMO PRIMERO.- TRIBUNALES COMPETENTES: Cualquier conflicto que surgiere con motivo de la interpretación, del cumplimiento o del incumplimiento de los presentes estatutos sociales, se someterá a los tribunales competentes de la Ciudad de México, Distrito Federal, por lo que la sociedad y los accionistas presentes y futuros renuncian al fuero de cualquier otro domicilio que tengan en el presente o que pudiere corresponderles en lo futuro."

"NOVENA.- Como consecuencia de la reforma estatutaria a que se refiere la resolución séptima anterior, y una vez que dicha reforma surta todos sus efectos, se aprueba llevar a cabo el canje de los títulos que representen las acciones de la Sociedad, por aquellos en los que se incorporen, en lo conducente, las mencionadas modificaciones. Para los efectos anteriores, se faculta a los señores Luis Robles Miaja, José Fernando Pío Díaz Castañares, José Arturo Sedas Valencia, Pablo Enrique Mendoza Martell y Alfredo Aguirre Cárdenas, para que indistintamente cualquiera de ellos lleve a cabo los trámites necesarios para el canje de las acciones en la Institución de Depósito en que se encuentran dichas acciones depositadas."

"DÉCIMA.- Se acuerda se proceda a la protocolización de los estatutos sociales antes transcritos, facultándose para tales efectos a los señores Luis Robles Miaja, José Fernando Pío Díaz Castañares, José Arturo Sedas Valencia, Pablo Mendoza Martell y Alfredo Aguirre Cárdenas, para que indistintamente cualquiera de ellos concurra ante el notario público de su elección a otorgar la escritura pública correspondiente."

"DÉCIMA PRIMERA.- Se designan delegados especiales de la presente asamblea a los señores Ricardo Guajardo Touché, Jaime Guardiola Romojaro, Luis Robles Miaja, José Fernando Pío Díaz Castañares, José

Arturo Sedas Valencia, Pablo Enrique Mendoza Martell y Alfredo Aguirre Cárdenas, para que, indistintamente cualquiera de ellos, en caso necesario, concurra ante el notario público de su elección a protocolizar, todo o parte de la presente acta y realice todas las gestiones que sean necesarias o convenientes para que las resoluciones antes adoptadas queden debidamente formalizadas y adquieran pleno vigor y efecto."

SUMMARY

GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.
Extraordinary assembly of stockholders.
May 14, 2004, at 10:30 hours.
Date of publication in "Emisnet": May 17, 2004.

FIRST.- Approval is hereby given to the Comisión Nacional Bancaria y de Valores [National Banking and Securities Commission] to cancel the registration of stock representing the company capital of Grupo Financiero BBVA Bancomer, S.A. de C.V., in the Securities and/or Special Section of the National Securities Register.

SECOND.- Approval is hereby given to the Bolsa Mexicana de Valores, S.A. de C.V. [Mexican Stock Exchange], to cancel the listing of stocks issued by Grupo Financiero BBVA Bancomer, S.A. de C.V., in the listing of stocks capable of being quoted on this Stock Market; and approval is hereby given to take all actions necessary and/or appropriate on any other markets where these are listed and/or registered, whatever the case may be, to request their cancellation or delisting on these markets.

THIRD.- Mssrs. Jaime Guardiola Romojaro, Luis Robles Miaja, José Fernando Pío Díaz Castañares, José Arturo Sedas Valencia, Pablo Enrique Mendoza Martell and Alfredo Aguirre Cárdenas shall indiscriminately be authorized to conduct all procedures necessary and/or appropriate to comply with the resolutions above.

FOURTH.- Let it be known that Banco Bilbao Vizcaya Argentaria, S.A., direct and/or indirect majority stockholder in the Company, shall place in trust, for a period of nine months, the resources necessary to purchase at the same price as the aforementioned Public Issue Price , the stocks of the minority stockholders who did not take this Offer up, for the purpose of ensuring that the interests of these investors shall continue to be safeguarded.

FIFTH.- The investment made by Grupo Financiero BBVA Bancomer, S.A. de C.V.'s in the company capital of BBVA Bancomer Servicios Administrativos, S.A. de C.V., is ratified and approved, by means of purchase of 99.99% of the latter's capital.

SIXTH.- Once the respective authorizations are obtained from the competent authorities, approval is hereby given to incorporate BBVA Bancomer Servicios Administrativos, S.A. de C.V. to Grupo Financiero BBVA Bancomer, S.A. de C.V.

SEVENTH.- Once the respective authorizations are obtained from the competent authorities, approval is hereby given to rewrite the second, fourth, eighth, tenth, eleventh, twelfth, fifteenth, sixteenth, nineteenth, twentieth, twenty-fourth, twenty-sixth, thirty-fourth, thirty-fiftieth and thirty-sixth articles of incorporation of the GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V., and approval is hereby given to delete the fourteenth article and renumber subsequent articles, and rewrite the fifty-third article of incorporation, also amending the titles of chapters III and XI of these articles of incorporation.

EIGHT.- As a consequence of the rewriting of the articles cited in the resolution immediately above this one, and for the purpose of consolidating all the Company's articles of incorporation into one single document, approval is hereby given to transcribe the entire text of these articles given below in their entirety.

This is a summary of the paragraphs that were modified from in the Articles of Incorporation.

BYLAWS

GRUPO FINANCIERO BBVA BANCOMER, S.A. de C.V.

CHAPTER I

DENOMINATION, SHAREHOLDINGS, DOMICILE, OBJECTIVE, CORPORATE EXISTENCE AND NATIONALITY

ARTICLE FIRST. DENOMINATION.

ARTICLE SECOND. SHAREHOLDINGS. The company holds an interest in the capital stock of the following financial institutions:

1. BBVA Bancomer, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.
2. BBVA Bancomer Servicios, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA Bancomer.
3. Casa de Bolsa BBVA Bancomer, S.A de C.V., Grupo Financiero BBVA Bancomer.
4. Seguros Bancomer, S.A. de C.V., Grupo Financiero Bancomer.
5. Fianzas Probursa, S.A. de C.V., Grupo Financiero BBV-Probursa.
6. Pensiones Bancomer, S.A. de C.V., Grupo Financiero Bancomer.
7. Preventis, S.A. de C.V., Grupo Financiero BBVA Bancomer.
8. BBVA Bancomer Gestión, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero BBVA Bancomer.

Likewise, the company holds a majority interest in the capital stock of GFB Servicios, S.A. de C.V. and in BBVA Bancomer Servicios Administrativos, S.A. de C.V., which will be the principal providers to it and the other members of the Financial Group, of supplementary or auxiliary services. The company may hold an interest in the capital stock of other financial institutions and companies which are authorized in advance by the Department of the Treasury and Public Credit, under the terms stipulated in the Financial Groups Regulatory Act, the General Rules for the Establishment and Operation of Financial Groups and the Rules for the Establishment of Affiliates of Foreign Financial Institutions.

ARTICLE THIRD. DOMICILE. The company is domiciled in Mexico City, and may open offices anywhere in Mexico or abroad.

ARTICLE FOURTH. OBJECTIVE. The company's objective shall be:

1. To acquire and administer voting stock representing at least fifty-one percent of the paid-in capital of each one of the members of the Financial Group, as well as of such companies as principally provide supplementary or auxiliary services to the company itself or to the other members of the Financial Group, and such other companies as to this end the Department of the Treasury and Public Credit authorizes.

2. To acquire securities and issue and draw upon all types of credit instruments, accept them and guaranty them or endorse them, provided that such is to achieve its corporate objective. The foregoing, pursuant to the Financial Group Regulatory Act and such rules as, pursuant to such Act, are issued by the Department of the Treasury and Public Credit.

3. To acquire as property or under lease all types of chattels or real property, as well as real rights thereon, as are required or convenient for the achievement of its corporate objective.

4. To provide technical advisory, consulting and assistance services in accounting, commercial, financial, tax, legal or administrative matters, to the companies in which it is a stockholder.

5. In general, perform and enter into all types of related, accessory or coincidental acts, contracts and transactions, as are required or convenient for the achievement of the aforementioned objectives, as well as such transactions and activities stipulated in the Financial Groups Regulatory Act and such as are analogous thereto, subjecting itself in any case to the general precepts which, if applicable, are issued by the Department of the Treasury and Public Credit.

The company shall be prohibited from: **I.** Granting credits, except such as pertain to the fringe benefits of its employees; **II.** Trade instruments representing its capital, except in the cases stipulated in the Financial Groups Regulatory Act, in such rules as, pursuant to such Act, are issued by the Department of the Treasury and Public Credit, as well as in the Stock Exchange Act; **III.** Process or take steps regarding the operations of the financial institutions it controls; **IV.** Provide information on its operations or on those of other members of the Financial Group, except to the authorities authorized therefor, pursuant to the law, this prohibition extending to its directors, trustees, officers, employees and, in general, to those who may with their signature bind the company itself; and **V.** The other prohibitions stipulated pursuant to the present corporate bylaws or the Financial Groups Regulatory Act.

ARTICLE FIFTH. CORPORATE EXISTENCE.

ARTICLE SIXTH. NATIONALITY.

CHAPTER II

CAPITAL STOCK, SHAREHOLDERS AND SHARES

ARTICLE SEVENTH. CAPITAL STOCK.

ARTICLE EIGHTH. SHARES.
The company capital and stockholdings shall be governed by the stipulations below

1. company capital is variable; minimum fixed capital, with no right to withdraw is represented by Class I stock. The variable part of the company capital is represented by Class II stock.

2. series F stock can only be purchased, directly or indirectly, by an outside financial institution unless by the Mexican Institution for the Protection of Bank Savings.

3. the outside financial institution which owns series F stock shall not be subject to the limits established by Article 20 of the Law for Regulation of Financial Groups with respect to holding of series B stocks.

4. series F stocks can only be transferred upon authorization of the Secretary of the Treasury and Public Credit

5. except in case in which the purchaser is an outside financial institution or an affiliated controlling company, these articles of incorporation must be amended to allow purchase of series F stock

6. when the purchaser of the series F stock is an outside financial institution or an affiliated controlling company, provisions in sections I and II of Article 27J of the law regulating financial groups must be complied with by the entity.

7. series B stock will always form 49% of the company capital

8. series B stock can be freely subscribed and will be governed by the provisions of the Law regulating Financial Groups for series O stock.

9. prior authorization of the Sec. of the Treasury is required before anyone can acquire more than 5% of this company capital, without detriment to the provisions of 10 just below.

10. anyone acquiring more than 2% of company capital must notify the Sec. of Treasury no later than 3 days after doing it.

11. all stock shall have equal value and stockholders same rights within each series, need to be paid for in cash. Each share will have a value of one vote.

12. the company can issue unsubscribed stock, which it will keep in treasury, and shall not be included in the stockholding limits cited in the Law for regulating financial groups. etc.

13. foreign legal entities carrying out authoritative functions cannot acquire equity in the company. Neither financial entities of a country can, including those which are part of the company itself, unless they act as institutional investors per the terms of Article 19 of the law for regulating financial groups

[...]

ARTICLE TENTH. CUSTODY AND RECORDATION OF STOCK. The stock issued by the Company shall at all times be kept on deposit in any of the securities depositary institutions regulated under the Stock Exchange Act, which at no time shall be obligated to deliver such to its owners.

For the effects of Articles 128 and 129 of the General Business Companies Act, the Company shall have a stockholders registry which may be kept by the Company itself or by a securities depository institution acting as transfer agent for and on behalf of the Company, in which shall be recorded all subscription, acquisition or transfer transactions which affect the stock representing the capital stock shall be recorded, stating the prior subscriber or owner and the assignee or acquirer.

The Company shall refrain from recording in the stockholders registry cited in the preceding paragraph, transfers made in violation of the provisions of Articles 18, 18 Sub-1, 19 and 20 of the Financial Groups Regulatory Act. In these cases the company shall reject recordation and report the transfer to the Department of the Treasury and Public Credit, within five business days from becoming aware of such transfer.

CHAPTER III

INCREASES AND DECREASES IN CAPITAL

ARTICLE ELEVENTH. INCREASES IN CAPITAL: The capital stock may be increased, pursuant to the rules contained in this article.

Increases in the minimum fixed capital stock without a right of withdrawal shall be approved by a Extraordinary General Meeting of Stockholders, for which it shall be necessary to amend the corresponding corporate bylaws. The minutes prepared based on the holding of the aforementioned meeting, shall be notarized by a notary public, and shall be expressly approved by the Department of the Treasury and Public Credit, and shall be recorded in the Public Commercial Registry corresponding to the corporate domicile.

In the case of increases in the variable portion of the capital stock, such may be approved by a General Meeting of Stockholders without need of amending the corporate bylaws. The minutes prepared based on the aforementioned meeting shall not require approval from the Department of

the Treasury and Public Credit; however, they shall be notarized by a notary public. In all increases in the variable portion of the capital stock, the provisions of Article Seventh of these corporate bylaws shall be followed.

No increase whatsoever may be ordered without the stock being fully paid in in advance. When taking the respective decisions, the meeting of stockholders which orders the increase, or any subsequent meeting of stockholders, shall establish the terms and bases on which such increase and subsequent stock issue shall be carried out.

The stock issued and which by resolution of the meeting that orders the issuance thereof shall be deposited in the company's treasury to be delivered to the extent that it is subscribed to, may be offered for subscription and payment by the meeting of stockholders itself, the Board of Directors or the Executive Committee of the Board itself, pursuant to the authorities which have been granted to them by the meeting of stockholders that decides on the issue in each case, in any case giving the company's stockholders the right of preference cited in this article.

Increases in capital may be made through the capitalization of reserves or by cash payment. In increases by cash payment, the stockholders holding existing stock shall have a preference for subscribing to and paying in the new stock issued, in proportion to the stock they hold at the time of the increase, during the fifteen days after the publication of the corresponding notice in the Official Register of the Federation and one of the wide-circulation newspapers in the corporate domicile, or calculated from the date on which the meeting is held, if all the stock into which the capital stock is divided was represented thereat.

If after the expiration of the term within which stockholders must exercise the preferences granted to them under this article, some stock still remains unsubscribed, it shall be offered for subscription and payment, under the conditions and within the terms established by the selfsame meeting that ordered the capital increase, or under the terms stipulated by the Board of Directors or the Executive Committee of the Board itself, as the case may be.

ARTICLE TWELFTH. <u>REDUCTIONS IN CAPITAL STOCK</u>: The capital stock may be reduced pursuant to the rules contained in this article.

Reductions in the minimum fixed capital stock without a right of withdrawal shall be approved by a Extraordinary General Meeting of Stockholders, for which it shall be necessary to amend the corresponding corporate bylaws, complying, in any case, with the provisions of the Financial Groups Regulatory Act and Article 9th of the General Business Companies Act. The minutes prepared based on the holding of the aforementioned meeting, shall be notarized by a notary public, and shall be expressly approved by the Department of the Treasury and Public Credit, and recorded in the Public Commercial Registry corresponding to the corporate domicile.

In the case of reductions in the variable portion of the capital stock, except when made when the stockholders exercise their right of withdrawal, these may be approved by a Regular General Meeting of Stockholders, without a need to amend the corporate bylaws. The minutes prepared based on the holding of the aforementioned meeting shall not require approval by the

Department of the Treasury and Public Credit; however, they shall be notarized by a notary public.

Reductions in the capital stock shall be made under the aforementioned terms, and may be made to absorb losses, to reimburse stockholders or to release them from unrealized presentations, if the stockholders are exercising the right of withdrawal cited in Article 220 of the General Business Companies Act and the provisions of the penultimate paragraph of the present article. In no case may the capital stock be reduced below the legal minimum.

Except in the case of a reduction in the variable portion of the capital stock in virtue of the exercise of the right of withdrawal stipulated in the penultimate paragraph of this article, in case of a reduction in capital through reimbursement, the designation of the stock allocated to the reduction shall be made as decided by the corresponding meeting of stockholders, by drawing before a notary public or broker, or by amortization of the stock of all stockholders, such that it represents, after the corresponding capital reduction, the same percentage of stock, and if this were not possible, the percentage of stock which is most similar to that which they previously held. The designation of the stock that must be amortized having been made, notice shall be published in the Official Register of the Federation and in one of the wide-circulation newspapers of the corporate domicile, stating the system followed for designating the stock to be amortized, the number of shares which shall be withdrawn and the number of stock certificates therefor which must as a result be cancelled or, if applicable, converted, as well as the credit institution where the reimbursement amounts is to be deposited, which shall from the date of the aforementioned publication be available to the respective stockholders without accruing any interest whatsoever. In case of a reduction of the minimum fixed amount of capital stock without a right of withdrawal, made through reimbursement to stockholders or the release thereof from unrealized presentations, the resolution of the meeting of stockholders which decided on such reduction shall be published thrice in the Official Registry of the Federation, at ten-day intervals.

A reduction in the capital stock as a result of a the exercise of a stockholder owning stock representing the variable portion of such capital, of his right to withdraw all or part of his contribution represented by the shares of which he is holder, as well as adhering to the provisions of Articles 220 and 221 of the General Business Companies Act, shall be made by reimbursing the stock in question at the lower of the following two prices: (1) 95% of the stock market price, obtained from the average price weighted by the volume of transactions which have been made over the last 30 days during which the company's stock has been traded, prior to the date on which the withdrawal should take effect, for a period which may not be greater than 6 (six) months, or (2) the book value of the stock, pursuant to the general balance sheet corresponding to the close of the fiscal year immediately before the one in which the separation should take effect, upon approval by a Regular General Meeting of Stockholders.

If the number of days during which the stock has traded in the period indicated in the preceding paragraph is less than 30, the days on which it was effectively traded shall be used. In the event that the stock was not traded during such period, or if it was not traded on the market, the book value of the stock shall be used.

Payment of the reimbursement may be executed against the company from the day after the day the Regular General Meeting of Stockholders that approved the statement of financial position corresponding to the fiscal year in which the withdrawal should take effect, took place. Requests for withdrawal made to the company by stockholders, shall be answered by it in the order in which they occur.

The amortization of stock with distributable profit shall be made by resolution of a Special Meeting of Stockholders, under the terms of Article 136 of the General Business Companies Act.

[...]

ARTICLE FIFTEENTH. NOTIFICATIONS: Notifications of meetings of stockholders shall be made by the Board of Directors or by the Trustee, except in the following cases:

Under the terms of Article 168 of the General Business Companies Act, when for any reason there are no trustees, the board of directors shall convene, within a three-day period, a general meeting of stockholders for it to make the corresponding appointment. If the board of directors were not to issue the notification within the aforementioned term, any stockholder may appear before the courts of the company's domicile for it to make the notification. If the meeting does not take place or if, taking place, the appointment is not made, the courts of the company's domicile, at the request of any stockholder, shall name the trustees, who shall hold office until the general meeting of stockholders makes the final appointment.

Any stockholder holding one share shall have the same right in any of the cases cited in Article 185 of the General Business Companies Act. If the notification is not made within the fifteen days after the date of the request, a competent court of the company's domicile, shall do so at the request of any of the interested parties.

ARTICLE SIXTEENTH. PUBLICATION OF NOTIFICATIONS: Notifications of Regular and/or Extraordinary General Meetings of Stockholders of the company, shall be published in the Official Register of the Federation or in one of the wide-circulation newspapers of the corporate domicile, at least fifteen days in advance of the date established for holding the respective meeting. Notifications shall contain the Order of the Day, which shall list all the matters to be treated by the respective meeting of stockholders, including those contained under the heading of general matters, and they shall be signed by the person or persons making them, with the understanding that if they are made by the Board of Directors, the signature of the Secretary or Assistant Secretary of the Board of Directors itself, who shall always be its delegates therefor, shall be sufficient.

ARTICLE SEVENTEETH. RESOLUTIONS OF THE ASSEMBLIES, UNDER WHAT CONDITIONS THEY ARE VALID:

[...]

ARTICLE NINETEENTH. STOCKHOLDERS' REPRESENTATIVES: The persons who attend the company's meetings in behalf of stockholders, shall prove their agency through a

proxy granted on the form prepared by the company itself, which shall meet the requirements indicated in Article 22 of the Financial Groups Regulatory Act, subject to the provisions of Article Eighteenth, above. The company shall make available to the stockholders' representatives, for at least fifteen days prior to the date on which the meeting is held, the proxy forms, in order that they may send them on a timely basis to their constituents. The members of the Board of Directors and Trustees may not represent stockholders in any meeting whatsoever.

ARTICLE TWENTIETH. HOLDING OF MEETINGS: General Meetings shall be chaired by the Chairman of the Board of Directors. In his absence meetings shall be chaired by the Vice Chairman of the Board of Directors or, in his absence, by such person as is designated by the stockholders present, by a majority of votes. The Secretary of the Board of Directors shall act as Secretary in meetings of stockholders, and in his absence the position shall be performed, if applicable, by the Assistant Secretary; in the absence of both the position shall be performed by such person as is designated b y the stockholders present, by a majority of votes. The Chairman of the meeting shall name one or more inspectors from among the stockholders present, who shall sign and/or certify the attendance list, stating the number of votes represented by each stockholders, and they shall adhere to the provisions of Article 22 of the Financial Groups Regulatory Act. In the case of special meetings, these shall be chaired by the stockholder designated by the stockholders present, by a majority of votes.

[...]

ARTICLE TWENTY-FOURTH. MINUTES OF MEETINGS. The minutes of Meetings shall be contained in a special book and shall be signed by the Chairman and Secretary of the meeting, as well as by such Trustee or Trustees as attend. The list of attendees indicating the number of shares they represent, the documents proving their capacity as stockholders and, if applicable, the accreditations of their proxies, as well as a copy of the newspapers in which the notifications were published, and the reports, opinions and other documents that were presented in the act of holding the Meeting or prior thereto, shall be attached to a duplicate of the minutes, certified by the Secretary.

Copies or evidence of the minutes of General [sic] and Special Meetings of Stockholders, of meetings of the Board of Directors and of the Executive Committee of such Board, as well as of the entries or resolutions contained in the company's non-accounting books and records and, in general, any document archived by the Institution, may be certified by the Secretary or the Assistant Secretary, who may also, jointly or separately, appear before the Notary Public of their choice to notarize the corresponding minutes or resolutions, without the need of any special resolution whatsoever.

[...]

ARTICLE TWENTY-SIXTH. REQUIREMENTS TO BE A DIRECTOR: The appointment of directors shall befall persons who have credit eligibility and honor, as well as broad knowledge and experience in financial, legal or administrative matters.

Directors shall be obligated to refrain expressly from participating in the deliberations and votes on any matter which implies for them a conflict of interest. Likewise, they shall keep absolute confidentiality regarding all acts, events or occurrences related to the company, as well as all deliberations undertaken within the Board of Directors, without prejudice to the obligation that the company has to provide all the information which is requested of it under the terms of the Financial Groups Regulatory Act.

In no case may the persons cited in Article 25 of the Financial Groups Regulatory Act be directors.

[...]

ARTICLE THIRTY-FOURTH. TRUSTEES. The supervision of corporate operations shall be entrusted to at least one trustee named by Series "F" stockholders and, if applicable, a trustee appointed by Series "B" stockholders, as well as their respective alternates, if the respective meeting of stockholders so decides.

Except as indicated in the previous paragraph, the appointment of trustees shall be made in a special meeting for each series of stock. Meetings held to this end shall be subject, to the extent applicable, to the provisions for regular general meetings stipulated in the Business Companies Act.

In the event that a Foreign Financial Institution owning stock issued the Company holds, directly and/or indirectly, stock issued by it, which represents at least ninety-nine percent of the Company's capital stock, the appointment of trustees shall be made in a Regular General Meetings.

Trustees may or may not be company stockholders; they may be reelected; and they shall perform their functions until the persons appointed to replace them take office.

Trustees shall have the authorities and obligations listed in Article 166 of the Business Companies Act, as well as all such as are delegated to them by a Regular General Meeting of Stockholders.

Full trustees and, if applicable, alternate trustees, shall grant the same guaranties as stipulated in Article Thirty-Second, above, of the corporate bylaws for directors, and they may not be withdrawn until their actions have been approved by the Regular General Meeting of Stockholders.

The company's trustees shall be residents of Mexican territory, under the terms stipulated by the Federal Tax Code, pursuant to Article 26 of the Financial Groups Regulatory Act.

ARTICLE THIRTY-FIFTH. REMOVAL. The National Committee that supervises the company, under the terms of Article Forty-Ninth of the corporate bylaws, in concordance with Article 27-Ñ of the Financial Groups Regulatory Act, may at any time decide to remove or suspend the members of the Board of Directors, directors general, trustees, directors and

managers and officers who may with their signatures bind the company, under the terms of the provisions of Article 27 of the Financial Groups Regulatory Act.

CHAPTER VI

CORPORATE FISCAL YEARS AND FINANCIAL REPORTING

ARTICLE THIRTY-SIXTH. CORPORATE FISCAL YEAR. Corporate fiscal years shall last one year under the terms of Article 8-A of the General Business Companies Act, and they shall commence on January first and end on the last day of December of each year.

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ARTICLE FIFTY-FIRST. COMPETENT COURTS. Any conflict arising based on the interpretation, performance or breach of the present corporate bylaws, shall be submitted to the competent courts of Mexico City, Federal District, wherefore the current and future stockholders waive the jurisdiction of any other domicile as may currently or in the future pertain to them.